02034564

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Summo Minerals Corp.

*CURRENT ADDRESS

PROCESSED
JUN 13 2002
THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 3971 FISCAL YEAR 12-31-01

* *Complete for initial submissions only* ** *Please note name and address changes*

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OICF/BY: [signature]
DATE : 6/6/02

2001 ANNUAL REPORT

SUMMO

MINERALS CORPORATION



Expanding Our Search For Quality Assets

SUMMO
MINERALS
CORPORATION

2001 Annual Report

Table of Contents

"To build Summo Minerals Corporation into a profitable mid-tier producer of cathode copper by focusing on mineral deposits amenable to open pit mining methods, heap leach processing, and recovery by solvent extraction-electrowinning (SX-EW). Summo endeavors to be a good steward of the land and a responsible and contributive corporate citizen in the communities in which it operates."

Copper produced by SX-EW is of extremely high quality (99.999% pure), allowing it to go directly to market (either rod mills or tube plants), and is generally in the lowest quartile to lowest third of the production cost curve. Copper is the predominant metal product for the Company, although other metals amenable to this development approach may be sought where Summo perceives that an attractive return on investment exists.


Vancouver
Lisbon Valley
Denver
Terrazas

GOALS

- Achieve a total annual cathode copper production of +100 million pounds within the next five years;
- Produce copper for less than $0.50/lb. on a cash cost basis;
- Increase production of cathode copper in 2002 in Australia via development of the Hidden Treasure and Mt Watson deposits and expansion of Mt Cuthbert SX-EW facility (Matrix Metals);
- Secure ownership for Matrix Metals of the White Range copper oxide properties in Queensland Australia by making final payment due June 2002;
- Complete a positive pre-feasibility study on the Terrazas copper-zinc oxide deposit in Chihuahua, Mexico and secure a joint venture partner who can take the project through construction;
- Bring the Lisbon Valley Copper Project into production as copper prices and equity markets allow, meanwhile maintaining the permits to construct in good standing;
- Identify additional copper resources which would enhance the Company's leverage to potential increases in copper prices.



CAIRNS
Mt Cuthbert
CLONCURRY
White Range
AUSTRALIA
Matrix Metals Ltd.
BRISBANE
PERTH
SYDNEY
AUSTRALIA

Early last year when I was bemoaning the doldrums of the copper market, an old salt cautioned me with an anecdotal admonition *"...from the time you are born til you ride in a hearse, never say things can't get any worse..."*. He was right: things got worse. As evidenced by the accompanying price chart for the year 2001, copper started the year in a price range of $0.80-$0.85/lb. Summo management and many of our investors were of the opinion that the trough in the copper price cycle was behind us. Market sentiment in general supported this perception. It is what drove us to our investment in Matrix Metals, and the attempt to raise new equity in mid-year with Griffiths McBurney & Partners and LOM, Ltd. Unfortunately, our attempts to complete a financing were unsuccessful, as copper failed to respond as anticipated, and in fact, took a sharp downturn in June, and continued a downward slide to hit a low below $0.60/lb. by the end of October 2001.

But things are looking up. Major copper producers world-wide are suffering unprecedented losses at these extremely low metal prices. In an effort to trim their losses and reduce the amount of excess copper coming onto the market, major producers in aggregate have announced cut-backs in production of more than 700,000 tonnes of annual copper production over the course of 2001. The cumulative effect of these announced production cuts has had a positive impact on the market, and the copper market started to show a pulse again in November 2001, with prices improving nominally toward year-end.


LME Copper Price 2001
Cash Price US$
$0.90
$0.85
$0.80
$0.75
$0.70
$0.65
$0.60
$0.55
$0.50
1/2/2001
2/1/2001
3/3/2001
4/2/2001
5/2/2001
6/1/2001
7/1/2001
7/31/2001
8/30/2001
9/29/2001
10/29/2001
11/28/2001
12/28/2001

I have included a second copper price chart which shows the copper price performance since November 2001, when copper prices bottomed at $0.60/lb. The copper price is currently at $0.73/lb., representing a +20% improvement since November 2001. However, the price still has a way to go to recover its 10-year average price of $0.92/lb. The sentiment in the marketplace is that the US economy is coming out of recession. As it does, orders for durable goods should pick up and copper inventories should start to decline. The market should anticipate this decrease in inventories, and should drive the price of copper up. If this analysis is accurate, and we continue to have an optimistic outlook on the US economy, we should experience significant improvement in the copper price in 2002.

"...from the time you are born til you ride in a hearse, never say things can't get any worse..."

Meanwhile, Summo has continued to advance and enhance its portfolio of copper development properties, to the extent allowed by available cash. The following pages highlight the acquisition of a substantial share interest in Matrix Metals Limited in 2001. Matrix has the potential to be a low-cost copper producer by open pit heap leach methods and SX-EW processing at its Mt Cuthbert operation. Matrix owns a quality physical processing facility, good remaining reserves, and excellent exploration potential to expand the reserves, which would allow for expansion of the plant, increased copper production, and lower unit operating costs. Matrix also owns the White Range Project, which is in the feasibility study stage and capable of producing low-cost copper by SX-EW at twice the current production rate of the Mt Cuthbert facility. Summo intends to focus its investment efforts in advancing Matrix as a viable and expanding producer of low-cost cathode copper in Australia.

Summo has completed a third-party pre-feasibility study on the Terrazas copper-zinc oxide property located in Chihuahua, Mexico, which was acquired in 2000. This project would utilize some innovative processing methods to recover zinc by electrowinning from acid leach solutions after recovery of copper by conventional solvent extraction/electrowinning (SX/EW). The project is economic at current metal prices and looks very attractive at long-term average metal prices. Because the project would produce nominally twice as much zinc as copper, and because the upside in the region is primarily towards increased zinc production, Summo management considers the Terrazas project an excellent candidate for joint venture with a zinc producer who desires to develop a very low-cost zinc production base using new hydrometallurgical processing technology.

At Lisbon Valley, we continue to hold the property on a care and maintenance basis, awaiting higher copper prices which would allow us to finance the project's construction. We also continue our efforts to find ways in which we can leverage the project into production without having to wait for higher copper prices.

Corporately, we recognize the need to access capital to grow the Company, and continue to examine opportunities which expose our portfolio of projects to interested parties and which provide the Company with potentially new sources of capital.

This past year has been a difficult one, but I believe your patience in staying the course with Summo will bear a return on that investment as copper prices improve and we continue to press forward.

Sincerely,

Gregory A. Hahn
President & CEO



LME Copper Price Nov'01-Feb'02
$US
$0.75
$0.73
$0.71
$0.69
$0.67
$0.65
$0.63
$0.61
$0.59
$0.57
$0.55
11/1/2001
11/16/2001
12/1/2001
12/16/2001
12/31/2001
1/15/2002
1/30/2002
2/14/2002
Copper Price

In January 2001 Summo Minerals Corporation announced it had entered into agreements to acquire a 48% equity interest in Matrix Metals Limited ("Matrix"), an Australian-listed public company producing cathode copper via open pit mining, heap leaching, and SX/EW processing. In April 2001 the transaction was approved by Matrix shareholders, and in June 2001 the transaction received all regulatory clearances and was completed.

Mt Cuthbert Heap Leach SX/EW Operation

Matrix operates the Mt Cuthbert open pit heap leach SX/EW copper mine in the Mt Isa-Cloncurry District of northwestern Queensland, Australia. The mine, with a rated production capacity of 5,500 tpa cathode copper, has operated since it was commissioned in 1996. The cathode copper is consistently 99.999% LME-grade quality. Matrix assumed ownership of the nearly dormant operation in July 2000, and resumed mining operations in September 2000.



Matrix produced a total of 3,986 tonnes of copper in 2001 at an average cash operating cost of \$0.69/lb., against an average price received of \$0.72/lb. The Mt Cuthbert operation achieved full design capacity in May 2001, and operated at or above design capacity through mid-August, when the decision was made to curtail further mine production due to depressed copper prices. Production since mid-August has been from inventory in the heap. Production will continue below design capacity until June-July 2002, when mine production is scheduled to recommence.

The Mt Cuthbert Mine has resources of 2 million tonnes at an average grade of 1.1% Cu, sufficient for a remaining mine life of 4 years. The Matrix land position in the Mt Cuthbert area is the second largest land position in the district to that of Mt Isa Mines, a world-class copper and lead/zinc operation located approximately 100 kilometers to the southwest of the Mt Cuthbert operation. Excellent potential exists to discover additional reserves on the Matrix tenements.



Mt Watson Copper Oxide Discovery

Matrix commenced drilling on the Mt Watson copper prospect in June, 2001, and discovered a new and exciting copper oxide deposit. Mt Watson is located only 28 kilometers from the Mt Cuthbert heap leach SX/EW facility, within easy trucking distance. The first round of exploration drilling returned ore grade intercepts in 43 of the 87 shallow percussion holes drilled. The drill hole spacing was sufficient to allow Matrix' geologists to calculated an indicated resource of

837,000 tonnes grading 1.3% Cu at a cut-off grade of 0.5% Cu, down to a depth of 25 meters. Drilling has not tested below that depth.

A second round of shallow percussion drill holes completed in December 2001 expanded the strike length of the copper deposit from 650 meters to 1100 meters, and increased the size of the inferred resource to 1.3 million tonnes at 1.3% Cu at a cut-off grade of 0.5% Cu, and still only down to a depth of 25 meters. The deposit remains open, particularly at depth, and a follow-up round of reverse circulation drilling began in mid-February 2002 to test the entire strike length of the deposit to a depth of 50 meters and below.



Continued successful drilling of the Mt Watson resource could justify expansion of the annual production capacity of the Mt Cuthbert processing facility from 12.5 million pounds to 18.7 million pounds. A feasibility study for this plant expansion is currently underway. Initial indications are this plant expansion could lower the cash operating costs to produce a pound of copper by $0.05-$0.11/lb.

White Range Copper Oxide Development Project

Matrix also owns 100% of the White Range properties, located about 150 kilometers southeast of the Mt Cuthbert operation. The White Range properties contain measured and indicated resources of +12.6 million tonnes at an average grade of 1.2% Cu. Additional inferred resources and exploration potential exist along open extensions to the five copper deposits which comprise the present resource. Most of these resources are amenable to mining by open pit. Pre-feasibility studies, engineering design, and column leach tests have been completed which support the concept of developing the White Range Project as an open pit mine and heap leach SX/EW operation with a capacity to produce +12,000 tpa (+26.5 million pounds per annum) cathode copper for a minimum of 10 years, at an average forecasted cash operating cost of less than $0.55/lb, at current exchange rates. A full feasibility study on the White Range Project is anticipated to commence in late 2002.


250
200
150
100
50
$0.85 pit shell
Oxide
Mixed
Mixed
Sulfide
Ore body
In-pit waste
Out-pit waste
50 Meters
4900E
5000E
5100E
5200E

White Range Project
Greenmount Copper Deposit - Ore Section 9900N

TERRAZAS COPPER-ZINC PROJECT, CHIHUAHUA, MEXICO

The Terrazas copper-zinc oxide project is located 45 minutes north of Chihuahua City, in the State of Chihuahua, Mexico, approximately 150 miles south of El Paso, Texas.

In-House Scoping Study

Summo completed an updated in-house scoping study in February 2001 for the development of the Terrazas project as an open pit heap leach SX-EW copper and zinc operation. The study called for a 10-year mine life with average annual production of 40 million pounds of cathode copper and 66 million pounds of zinc as SHG ingots. Recoveries were projected at 85% for copper and 77% for zinc. Cash operating costs were forecasted at $0.42/lb. of copper produced (with zinc credits), with an initial capital cost of $75 million. The operation was projected to have a NPV@10% of $51 million at metal prices of $0.95/lb. copper and $0.50/lb. zinc.



Highway 45D
Concession
Terrazas
115 kv Powerline
Copper/Zinc Deposit
220 kv Powerline
Railroad
Terrazas Project
Infrastructure
1 Kilometer

Jacobs Engineering Pre-Feasibility Study

Based upon the results of the in-house study the Board of Directors approved commencement in March 2001 of a third party pre-feasibility study to verify the results of the in-house scoping study, further quantify the project operating parameters and identify areas where additional work is required to bring the project through a full feasibility study. Jacobs Engineering Group was awarded the contract to prepare the pre-feasibility study. In addition, various components of the study were awarded to other third-party engineering groups (ore reserves, mine plans/production schedules, mine operating and capital costs, design and construction costs for heap leach pads and ponds, water availability and supply, permitting and reclamation, metallurgical testing, and zinc recovery and cost estimation).



Leach Pad
Pit

Jacobs Engineering and the various other contractors completed the pre-feasibility study on the Terrazas copper-zinc oxide project in February 2002. The study calls for an average annual production of 18,000 tpa cathode copper (39.7 million pounds per annum) and 27,000 tpa SHG zinc (59.5 million pounds per annum) over an 11 year mine life, from a minable resource of 58.3 million tonnes grading 0.353% Cu and 0.570%

Zn within a fully engineered pit at a strip ratio of 0.62:1.



Metallurgical tests confirm average total recoveries of 83.3% of the contained copper and 70% of the contained zinc by acid heap leach at a crush size of -3/4". Recovery of copper will be via conventional SX/EW, with copper being produced as LME grade cathode. Recovery of zinc will be by processing of a zinc-rich bleed off the copper raffinate, iron reduction through the addition of zinc dust, electrowinning of zinc as a powder, and melting and casting as SHG ingots. Cash operating costs are projected to average $0.35/lb. for copper and $0.25/lb. for zinc over the life of the project. These cash operating costs are well within the lowest quartile of copper and zinc production costs worldwide. Initial capital for construction of the operation is estimated at $136 million, including EPCM and contractor's profit, and a 10% contingency. The Jacobs study assigns a NPV@10% of $69 million at a copper price of $0.95/lb. and a zinc price of $0.50/lb.

Additional Area Potential

Known additional satellite zinc resources in the vicinity of the Terrazas project total approximately 1.5 billion pounds of zinc, much of which is amenable to extraction by acid leach and recovery by the proposed facility at the Terrazas project. These resources are located either on the rail line which adjoins the Terrazas project and within 60 kilometers distance, or within similar trucking distance from the Terrazas project. As stand alone projects they are marginally attractive, but they represent possible feed to either expand zinc production to +50,000 tpa and/or extend the mine life beyond 11 years at the Terrazas project. Their presence and availability should enhance the attractiveness to a mid-tier or major zinc producer of developing the Terrazas project.

The Terrazas property represents the third-largest known undeveloped copper oxide deposit in Mexico, and has excellent logistics and infrastructure. Aside from being located 4 kilometers from a 4-lane highway 45 minutes from Chihuahua, the property has a 115 kv power line and a railroad siding immediately adjacent to the property, and abundant groundwater both in bedrock aquifers on the property and in the valley-fill alluvium 2 kilometers to the west.



Summo will actively seek a joint venture partner who can take the Terrazas Project through final feasibility and into production.

The Lisbon Valley Copper Project is located in San Juan County, Utah, approximately 50 miles southeast of the town of Moab. The Winters Company completed a bankable feasibility study update on the project in October 2000 which estimates cash operating costs of $0.47/lb. of copper and economic viability at a copper price above $0.85/lb, at an annual production capacity of 40 million pounds of copper.


Sentinel Pit
Waste Dump C
Leach Pad
Centennial Pit
Waste Dump A
Waste Dump B
GTO Pit
Lower Lisbon Valley

Summo continues to hold the Lisbon Valley Project on a care and maintenance basis. We have all of the permits required by the appropriate federal and state agencies to commence construction and proceed to mine production, which we intend to do once copper prices improve sufficiently to allow the Company to secure financing for construction. We continue our groundwater monitoring program at Lisbon Valley in order to maintain all of our operating permits in good standing.

Copper Powder Venture

We continue to examine ways to leverage the economics of the project in a depressed copper market. In the First Quarter 2001 we entered into a joint agreement with an internationally renowned electronics company and a large international metal refiner and producer of metal powder to complete a bankable feasibility study for development of a North American based electrolytic copper powder business that would utilize the Lisbon Valley property and develop the contained ore deposits as a dedicated source for the production of metal powders, rather than copper cathode sheets. Roughly two-thirds of the way through the study the parties agreed to terminate the study and the agreement. The continuing slide in the copper market rendered this alternative for development of the Lisbon Valley project less attractive than waiting for copper prices to improve and proceeding with development of the project as a mine-for-leach and solvent extraction-electrowinning (SX/EW) facility producing LME-grade cathode copper.

Used Equipment Option

During the Third Quarter 2001 Summo's management team considered a strategy to develop the Lisbon Valley Copper Project utilizing used equipment, particularly for crushing, conveying and stacking, and re-scheduling mine output and cathode copper production to match the several suites of good used equipment which management had identified as available. This alternative development scenario holds considerable promise, and lowers the initial capital requirements to proceed with construction by potentially tens of millions of dollars. However, the continued slide of the copper price and the lack of capital (debt and equity) for investment in the junior mining sector remain as overriding factors in not proceeding with development of the project at this time.

Disposal of Atlas Mill Tailings At Lisbon Valley

In January 2002 management submitted a proposal to the Department of Energy and the National Academy of Sciences to take delivery of the Atlas Mill uranium tailings at the Lisbon Valley project. The Atlas Mill tailings are currently stored at the Atlas Mill tailings impoundment facility in Moab, Utah, along the banks of the Colorado River. The Department of Energy has taken ownership of the tailings, and produced a Draft Preliminary Plan for Remediation of the tailings in October 2001. The National Academy of Sciences has been commissioned by the US Congress to review the draft plan and comment on the plan and alternatives. The plan outlines two options for remediation of the tailings: capping them in place for an estimated cost of $135 million, or moving them to a new repository 20 miles north of Moab for an estimated cost of $350 million. Local sentiment is overwhelmingly in favor or moving the tailings, but the economic realities of the cost difference between the two alternatives are difficult for government to reconcile.

Summo has formally offered an alternative which would allow for removal of the tailings from the current site along the Colorado River, transportation of the tailings by truck (road-train) along existing public access to Lisbon Valley, a distance of 50 miles, and deposition of the tailings as a lower layer within our proposed lined heap leach facility. Total cost of this alternative is estimated at $125-$150 million, including full construction of the Lisbon Valley Copper Project, or nominally the same as the cost of capping the tailings in place. Management maintains that this is a viable and economically, environmentally, and socially compelling alternative, which the Department of Energy will consider as one of only three or four alternatives for remediation of the tailings. Under our proposal, the Lisbon Valley Copper Project would be economically viable at today's copper price.

The National Academy of Sciences has been briefed on Summo's proposal, and will report to the Department of Energy and the US Congress by mid-2002. The Department of Energy is scheduled to make its final recommendation for remediation of the Atlas Mill tailings by year-end 2002. That is the earliest Summo would be informed as to whether or not its proposal would be considered the preferred alternative for remediation of the Atlas Mill uranium tailings.

Lisbon Valley Reserves

Deposit	Ore Tons	Grade % Cu	Cu lbs Contained	Strip Ratio
Sentinel	6,156,000	0.325%	40,014,000	0.48:1
Centennial	27,986,000	0.534%	298,890,000	2.31:1
GTO	2,601,000	0.744%	38,703,000	5.73:1
Total @ $0.90 Cu	36,743,000	0.514%	377,607,000	2.25:1

March 15, 2002

Management's Responsibility for Financial Reporting

The accompanying consolidated financial statements of the Company have been prepared by management in accordance with accounting principles generally accepted in Canada, and contain estimates based on management's judgement. Management maintains an appropriate system of internal controls to provide reasonable assurance that transactions are authorized, assets safeguarded, and proper records maintained.

The Audit Committee of the Board of Directors has met with the Company's auditors to review the scope and results of the annual audit and to review the consolidated financial statements and related financial reporting matters prior to submitting the consolidated financial statements to the Board for approval.

The Company's auditors, PricewaterhouseCoopers LLP, are appointed by the shareholders to conduct an audit in accordance with Canadian generally accepted auditing standards, and their report follows.

Gregory A. Hahn
President, Chief Executive Officer
and Director

J. Christopher Mitchell
Executive Vice President,
Chief Financial Officer and Corporate Secretary

Auditors' Report

To the Shareholders of
Summo Minerals Corporation

We have audited the consolidated balance sheets of Summo Minerals Corporation as at December 31, 2001 and 2000 and the consolidated statements of loss and deficit, mineral property costs and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2001 and 2000 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles. As required by the British Columbia Company Act, we report that, in our opinion, these principles have been applied on a consistent basis.

PricewaterhouseCoopers LLP

Chartered Accountants

Vancouver, B.C., Canada
March 15, 2002, except as to note 18(d),
which is as of April 2, 2002

SUMMO MINERALS CORPORATION

Consolidated Balance Sheets

As at December 31, 2001 and 2000

(expressed in U.S. dollars)

	2001 $	2000 $
Assets		
Current assets		
Cash and cash equivalents	80,657	617,920
Accounts receivable and prepaid expenses	16,828	47,419
	97,485	665,339
Property, plant and equipment (note 4)	3,431,483	3,475,899
Mineral property costs (note 5)	10,677,724	9,692,205
Investments (note 6)	4,379,774	160,000
Deferred financing costs (note 8)	1,209,581	769,004
	19,796,047	14,762,447
Liabilities		
Current liabilities		
Accounts payable and accrued liabilities	469,159	243,987
Long-term debt and related party transactions (note 7)	12,650,000	5,400,000
	13,119,159	5,643,987
Shareholders' Equity		
Capital stock (note 9)	16,566,742	16,014,779
Equity component of unexercised warrants (note 11)	1,617,775	923,719
Interest and fees to be settled with common shares (note 7(d))	324,453	251,074
Deficit	(11,832,082)	(8,071,112)
	6,676,888	9,118,460
	19,796,047	14,762,447

Going concern (note 1)

Commitments and contingencies (note 13)

Subsequent events (note 18)

Approved by the Board of Directors

_______________ Director _______________ Director

The accompanying notes are an integral part of these consolidated financial statements.

SUMMO MINERALS CORPORATION

Consolidated Statements of Loss and Deficit

For the years ended December 31, 2001 and 2000

(expressed in U.S. dollars)

	2001 $	2000 $
Expenses		
Consulting	88,331	159,527
Depreciation and amortization	16,678	24,703
Exploration	84,906	-
Foreign exchange loss	368	3,424
Interest and bank charges (note 14)	924,225	636,953
Legal, accounting and audit	97,194	73,648
Listing and filing fees	64,142	58,308
Office and facilities	126,448	128,240
Salaries	824,236	394,872
Shareholder information	31,049	18,936
Travel and promotion	84,052	66,134
	2,341,629	1,564,745
Equity in losses of associated company (note 6(b))	1,259,341	-
Write-down of mineral properties (note 5(c))	-	104,477
Write-down of investments (note 6(a))	160,000	640,000
Loss for the year	3,760,970	2,309,222
Deficit - Beginning of year	8,071,112	5,761,890
Deficit - End of year	11,832,082	8,071,112
Basic and diluted loss per share	0.07	0.06
Weighted average number of shares	54,614,318	36,808,751

The accompanying notes are an integral part of these consolidated financial statements.

SUMMO MINERALS CORPORATION

Consolidated Statements of Mineral Property Costs

For the years ended December 31, 2001 and 2000

(expressed in U.S. dollars)

	2001 $	2000 $
Lisbon Valley, Utah, USA		
Land costs	47,769	54,596
Geophysical, geological and engineering	-	13,527
Drilling	1,925	261,415
Metallurgy	-	7,315
Feasibility	-	233,729
Permitting	50,333	86,007
Support, accommodation and general costs	227,983	218,851
	328,010	875,440
Terrazas, Chihuahua, Mexico		
Land costs	145,096	107,266
Geophysical, geological and engineering	22,112	89,420
Drilling	5,669	246,203
Metallurgy	180,624	28,890
Feasibility	142,472	4,837
Permitting	19,608	6,580
Support, accommodation and general costs	141,928	101,346
	657,509	584,542
Doctor Mine, Colorado, USA		
Land costs	-	54,261
Geophysical, geological and engineering	-	10,913
Permitting	-	4,460
Support, accommodation and general costs	-	495
	-	70,129
Costs for the year	985,519	1,530,111
Balance - Beginning of year	9,692,205	8,266,571
Write-down of mineral properties (note 5(c))	-	(104,477)
Balance - End of year	10,677,724	9,692,205

The accompanying notes are an integral part of these consolidated financial statements.

SUMMO MINERALS CORPORATION

Consolidated Statements of Cash Flows

For the years ended December 31, 2001 and 2000

(expressed in U.S. dollars)

	2001 $	2000 $
Cash flows from operating activities		
Loss for the year	(3,760,970)	(2,309,222)
Items not affecting cash		
Depreciation and amortization	16,678	24,703
Amortization of deferred financing charges	309,507	219,719
Interest paid and payable in shares	625,342	467,083
Equity in losses of associated companies	1,259,341	
Write-down of mineral properties	-	104,477
Write-down of investment	160,000	640,000
	(1,390,102)	(853,240)
Change in non-cash working capital items		
Accounts receivable and prepaid expenses	30,591	(43,623)
Accounts payable and accrued liabilities	225,172	184,475
	255,763	140,852
	(1,134,339)	(712,388)
Cash flows from investing activities		
Loan to Matrix Metals Limited	(1,673,900)	-
Equity investment in Matrix Metals Limited	(3,965,215)	-
Expenditures on mineral properties	(985,519)	(1,530,111)
Payments to acquire property, plant and equipment	(7,262)	(15,127)
Recovery of equipment deposit	35,000	340,934
	(6,596,896)	(1,204,304)
Cash flows from financing activities		
Proceeds from issuance of share capital, net of issue costs	-	1,250,000
Proceeds from notes payable to related parties, net of cash fees	7,193,972	631,899
	7,193,972	1,881,899
Decrease in cash and cash equivalents	(537,263)	(34,793)
Cash and cash equivalents - Beginning of year	617,920	652,713
Cash and cash equivalents - End of year	80,657	617,920

Supplemental cash flow information (note 14)

The accompanying notes are an integral part of these consolidated financial statements.

(expressed in U.S. dollars)

1 Going concern

Summo Minerals Corporation (the "Company") is currently involved in the exploration and development of copper properties within Australia, Mexico and the United States. To date, the Company has not had significant revenues and is considered to be in the pre-development stage.

As at December 31, 2001, the Company has a working capital deficiency of $371,674. Without a source of funding, the Company will be unable to meet its obligations as they fall due, continue operations and complete the exploration and development of its mineral properties. The Company is in the process of attempting to raise funds to do this, however there is no assurance that the Company will be successful. In the absence of continued financial support from the Company's major shareholder, Resource Capital Funds ("RCF") (notes 2, 7 and 18(d)), these difficult conditions present substantial doubt concerning the Company's ability to continue as a going concern.

These consolidated financial statements have been prepared on a going concern basis, which assumes that the Company will be able to realize assets and discharge liabilities in the normal course of business for the foreseeable future. These consolidated financial statements do not include any adjustments that would be necessary should the Company be unable to continue as a going concern.

The Company is in the process of exploring and developing its mineral properties and, with the exception of Lisbon Valley, has not yet determined whether the properties contain reserves that are economically recoverable. The recoverability of the amounts shown for mineral properties and related deferred costs is dependent upon the existence of economically recoverable reserves, the ability of the Company to obtain necessary financing to complete the development, and upon future profitable production or proceeds from disposition of the mineral properties. The amounts shown as mineral property costs represent net costs to date, less amounts amortized and written down, and do not necessarily represent future values.

2 Ownership

The Company has entered into several loan agreements with St. Mary Minerals Inc. ("St. Mary"), Resource Capital Fund, L.P. ("RCF I") and Resource Capital Fund II, L.P. ("RCF II") (note 7). At December 31, 2001, RCF I owned approximately 48.1% of the Company's issued and outstanding common shares, St. Mary owned approximately 15.8%, and RCF II owned approximately 9.1% of the Company's issued and outstanding common shares. On a diluted basis, assuming RCF I, St. Mary and RCF II exercised all of their warrants, their ownership of the Company's common shares as at December 31, 2001 would be approximately 40.9%, 15.8%, and 34.8%, respectively.

3 Significant accounting policies

Basis of consolidation

These consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries, Summo USA Corporation ("Summo USA") (a Colorado corporation), Mojave Gold Corporation (a British Columbia company), Minera Terrazas S.A. de C.V. (a company incorporated in the state of Sinaloa, Mexico), Lisbon Valley Mining Co., LLC (a Utah limited liability company), Doctor Mine Co., LLC (a Colorado limited liability company), and Compañia Minera Summo Minerals-Chile Limitada (a Chilean limited liability partnership).

At December 31, 2001, the Company owned approximately 42.6% of the issued and outstanding ordinary shares of Matrix Metals Limited ("Matrix"), whose shares trade on the Australian Stock Exchange (note 6(b)). The Company accounts for its interest in Matrix using the equity method.

Currency

The United States dollar is the principal currency of the Company's business. Accordingly, all amounts in these consolidated financial statements are expressed in U.S. dollars unless otherwise stated.

Use of estimates

The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Canada. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income taxes

The Company accounts for income taxes using the liability method. Under this method, future income tax assets and liabilities are determined based on the differences between the tax basis of assets and liabilities and the amounts reported in the financial statements. The future tax assets or liabilities are calculated using the tax rates for the periods in which the differences are expected to reverse. Future tax assets are recognized to the extent that they are considered more likely than not to be realized.

Cash and cash equivalents

Cash equivalents include highly liquid instruments which, on acquisition, have a term to maturity of three months or less, and are not subject to significant risk from changes in interest rates. The Company restricts investment of cash balances to financial institutions with high credit standing. To date, these concentrations of credit risk have not had a significant effect on the Company's financial position or results of operations.

Property, plant and equipment

Property, plant and equipment represent original costs of office furniture and fixtures, computer hardware and software, leasehold improvements, and capitalized organization costs less depreciation and amortization computed using the straight-line method over the estimated useful life of the asset or, in the case of leasehold improvements, over the remaining lease-term. Estimated lives range from three to seven years.

Construction in progress relates to the Lisbon Valley project and is stated at cost. No depreciation is calculated on these balances until the assets to which they relate are put into service.

Investments

Investments in companies over which the Company can exercise significant influence are accounted for using the equity method. Other investments that are considered to be long-term in nature are valued at cost unless there is considered to be a permanent impairment in value.

Mineral properties

The Company capitalizes costs for its mineral properties. Mineral exploration and development costs are capitalized on an individual project basis until such time as the economics of an ore body are defined. If production commences, these costs will be amortized on a units of production basis over the estimated ore reserves. Unrecoverable costs for projects determined to be commercially not feasible are expensed in the year in which the determination is made. The costs of exploration programs not anticipated to result in additions to the Company's reserves are expensed as incurred.

The recoverability of amounts capitalized for undeveloped mineral properties is subject to regular review by the Company's management and is dependent upon the determination of economically recoverable ore reserves, confirmation of the Company's interest in the underlying mineral claims, the ability to obtain the necessary financing to complete their development and future profitable production, or proceeds from the disposition of the properties.

Although the Company has taken steps to verify title to mineral properties in which it has an interest, according to the industry standards for the current stage of exploration of such properties, these procedures do not guarantee the Company's title. Such properties may be subject to prior undetected agreements or transfers and title may be affected by such defects.

Capitalization of interest

The Company does not capitalize interest expense, but may elect to do so for interest expense incurred on monies borrowed to finance the development and construction of its mineral projects.

Stock option plans

The Company maintains an Incentive Stock Option Plan (the "Plan") as described in note 10. No compensation expense is recognized for the Plan when stock options are issued. Any consideration paid on the exercise of stock options is credited to capital stock.

Warrants

Warrants issued in connection with debt financing are assigned a fair value (note 11) which is included in deferred financing costs. Warrants issued as part of a share unit are not valued.

Deferred financing costs

Deferred financing costs consist of the value assigned to warrants (note 11) issued in connection with certain related party transactions, in addition to other costs incurred in obtaining financing. Deferred financing costs are amortized over the life of the financing to which they relate.

Foreign currency translation

The integrated Australian, Canadian and Mexican operations of the Company are translated into United States dollars using the temporal method, which translates monetary assets and liabilities at the year-end exchange rate and translates revenue and expenses at average exchange rates for the period. Non-monetary assets and liabilities are translated at the rates of exchange prevailing when the assets were acquired or the liabilities were assumed. Translation gains or losses are included in the determination of loss for the year.

Loss per share

Loss per share is calculated based on the weighted average number of common shares issued and outstanding during the year. The Company has adopted the revised recommendations of the Canadian Institute of Chartered Accountants, whereby new rules are applied in the calculation of diluted earnings per share. The revised standard has been applied on a retroactive basis and did not result in any restatement of the Company's financial statements. Basic and diluted losses per share are the same, as the effect of potential issuances of shares under warrant or share option agreements would be anti-dilutive.

(expressed in U.S. dollars)

4 Property, plant and equipment

Details of property, plant and equipment are as follows:

			2001
	Cost $	Accumulated depreciation and amortization $	Net $
Office furniture and fixtures	27,888	18,939	8,949
Computer software	35,615	35,066	549
Computer hardware	30,535	28,313	2,222
Construction in progress – Lisbon Valley	3,419,763	-	3,419,763
	3,513,801	82,318	3,431,483

			2000
	Cost $	Accumulated depreciation and amortization $	Net $
Office furniture and fixtures	40,027	36,048	3,979
Computer software	39,605	34,837	4,768
Computer hardware	50,237	37,848	12,389
Leasehold improvements	13,515	13,515	-
Construction in progress – Lisbon Valley	3,454,763	-	3,454,763
	3,598,147	122,248	3,475,899

5 Mineral property costs

The Company's interests in mineral properties, which are in the United States and Mexico, are as follows:

	2001 $	2000 $
Lisbon Valley, Utah, USA (a)	9,420,832	9,092,822
Terrazas, Chihuahua, Mexico (b)	1,256,892	599,383
	10,677,724	9,692,205

a) Lisbon Valley, Utah, USA

The Lisbon Valley project, located approximately 40 miles southeast of Moab, Utah, is a copper oxide property that would be mined by open pit mining methods. Heap-leaching with sulphuric acid would leach the copper from the ore, and solvent extraction and electrowinning would be used to recover the copper from solution. A feasibility study has been completed on the project, and all necessary permits to construct and operate the project have been issued. A production decision has been deferred, pending an improvement in the price of copper.

(expressed in U.S. dollars)

The underlying subleases, leases or agreements for those portions of the Lisbon Valley property that contain mineable reserves are summarized as follows:

Property	Expiry	Royalties and rental payments
Brinton & Knowles Estate	N/A	$0.15 per wet ton of ore royalty on portions of the Sentinel and Centennial deposits
Tintic	October 15, 2003 with unlimited additional 10-year terms subject to minimum work requirements	3% of net smelter returns with minimum payments of $1,000 per year
Utah State Lease #ML20569	December 31, 2004 unless minerals are then being produced in commercial quantities	4% of gross proceeds with a minimum annual payment of $7,875
Utah State Lease #ML17661	December 31, 2004 unless minerals are then being produced in commercial quantities	4% of gross proceeds with a minimum annual payment of $2,625

The Company has five additional subleases, leases or agreements for portions of the Lisbon Valley property that do not currently contain mineable reserves.

The Company has notes payable to related parties collateralized by the Lisbon Valley property (note 7).

b) Terrazas, Chihuahua, Mexico

On April 25, 2000, the Company executed an Exploration Agreement with an Option to Purchase the Terrazas copper-zinc oxide property in Chihuahua, Mexico. Terms include a seven-year option period with a buyout of 100% of the property upon commencement of production, or at any time prior to expiry of the option period, for a price of $3 million. The Company is required to carry out at least $2 million in work on the property during the option term. Expenditures during 2001 were approximately $657,500 (2000 - $585,000). The vendor has retained a 1.5% net sales royalty, which increases to 2% if the copper price is at or above $1.00 per pound. As at December 31, 2001, determination of economically recoverable ore reserves had not been completed for the property. See also note 18(c).

The Company has notes payable to related parties collateralized by the Terrazas property (note 7).

c) Other

During the year ended December 31, 2000, the Company abandoned its interests in the Doctor Mine project and the Copper Spur property, both located in Colorado. Accordingly, total costs of $104,477 incurred on these projects were written off.

6 Investments

The following table summarizes information about the Company's investments at December 31, 2001 and 2000:

	2001 $	2000 $
Cost:		
Investment in Nord (a)	-	160,000
Equity:		
Investment in Matrix (b)		
Shares, advances, fees and expenses	3,995,437	-
Loan	1,711,154	-
Equity in loss, before interest received on loan to Matrix	(1,326,817)	-
	4,379,774	160,000

a) Nord

At December 31, 2000, the Company elected to write down the carrying value of its investment in Nord Resources Corporation ("Nord") by $640,000 to $160,000 to reflect what it considered to be a permanent impairment in value. In light of Nord's financial position, the Company elected in 2001 to write down the carrying value of the Nord investment to $nil.

b) Matrix

Matrix is a mining company whose ordinary shares are listed on the Australian Stock Exchange (the "ASX"). Matrix owns properties containing copper oxide deposits, open pit mines and a processing plant in northwestern Queensland, Australia, producing copper cathodes that are sold on the Australian market.

At December 31, 2001, the Company owned 25,617,550 ordinary shares of Matrix, representing a 42.6% ownership interest. On December 28, 2001 (the last trading day of 2001 on the ASX), the quoted market price of the ordinary shares of Matrix was Aus. $0.08 per share, placing a nominal value of approximately $1,048,000 on the Company's shareholding in Matrix at year-end.

The Company acquired its interest in Matrix as a result of the transactions discussed below.

On January 24, 2001, the Company entered into an agreement (the "Share Sale Agreement") with Murchison United NL ("Murchison") and Majestic Resources NL ("Majestic"). The latter two companies owned, respectively, 40% and 8% of the ordinary shares of Matrix. Pursuant to the Share Sale Agreement, the Company agreed to purchase the Matrix shares owned by Murchison and Majestic for approximately $0.12 (Aus. $0.24) per ordinary share, for a total cash consideration of $2,981,520 (Aus. $5,904,000), which payment was made June 1, 2001.

Also on January 24, 2001, the Company and Matrix entered into an agreement, pursuant to which the Company agreed to lend Matrix Aus. $3,250,000 at LIBOR plus 3%. The loan, which is denominated in U.S. dollars, was advanced in three tranches: (i) $261,250 (Aus. $500,000) on February 23, 2001; (ii) $377,250 (Aus. $750,000) on April 11, 2001 and (iii) $1,035,400 (Aus. $2,000,000) on June 27, 2001. The loan will be due and payable June 30, 2002, and under certain circumstances, Matrix can elect to repay the loan by issuing shares to the Company at a price of Aus. $0.16 per ordinary share. As additional consideration, Matrix granted the Company an option to purchase 3,000,000 ordinary shares at an exercise price of Aus. $0.25 per share, expiring June 30, 2003.

(expressed in U.S. dollars)

In 2001, the Company earned $67,476 of interest on the Aus. $3,250,000 loan to Matrix, of which $30,222 was settled by Matrix issuing 517,550 shares on October 9, 2001. Of the balance of $37,254, $22,861 was settled by the issuance of 1,982,450 shares and $4,598 was settled in cash after the year-end (note 18(a)). The balance of the interest earned is to be settled in cash after the year-end.

The monies used by the Company to pay for the Matrix shares and fund the loan to Matrix were provided by RCF II, pursuant to a credit agreement dated March 6, 2001 (the "RCF II Bridge Facility") (note 7(b)). RCF II has a first priority security interest and RCF I and St. Mary have a second priority security interest in the Matrix shares, the indebtedness of Matrix to the Company and all of the Matrix assets (see notes 7(a) and 7(b)).

During the Fourth Quarter, the Company advanced Matrix an additional Aus. $1,000,000 in two installments, $130,075 (Aus. $250,000) on October 17, 2001, and $394,575 (Aus. $750,000) on November 16, 2001. These funds were advanced on an unsecured basis and were not interest-bearing. Subsequent to the advances being made, Matrix completed a financing by way of a private placement of Matrix shares for approximately Aus. $2,600,000 at a price of Aus. $0.07 per share. The placement was completed in two tranches, the first, for Aus. $537,700, closed on December 12, 2001. The Company did not participate in this tranche. The second tranche, which closed on January 18, 2002, was for Aus. $2,068,910, and included a subscription by the Company for 14,285,715 shares at Aus. $0.07 per share, or a total of Aus. $1,000,000, being the amount of the Company's unsecured advances to Matrix (see note 18(a)).

In mid-December 2001, the Company purchased 500,000 shares of Matrix on the open market for $19,295.

At the date of acquisition of the Matrix shares pursuant to the Share Sale Agreement, June 1, 2001, the cost of the investment in Matrix exceeded the underlying net book value of the assets acquired by approximately $768,000. This amount has been allocated to Matrix' mineral properties and will be amortized over the life of those properties.

Matrix has a June 30th year-end, which is not co-terminous with the Company's December 31st year-end.

The only significant event that has occurred at Matrix since its year-end was the completion of the Aus. $2,600,000 private placement referred to above. The placement resulted in the issuance of a total of 37,237,027 additional ordinary shares of Matrix, all of which were issued for a consideration of Aus. $0.07 per share. In addition, on February 20, 2002, Matrix issued 18,083,856 "bonus" options to shareholders with addresses in Australia and New Zealand, and to the Company, on the basis of one bonus option for each five ordinary shares held of record on February 19, 2002. Each bonus option entitles the holder thereof to purchase one ordinary share of Matrix at a price of Aus. $0.20 per share. The bonus options trade on the ASX, and expire on February 14, 2003.

7 Long-term debt and related party transactions

At December 31, 2001, the Company's long term indebtedness was $12,650,000 (2000 - $5,400,000). All of such indebtedness is owed to related parties, is collateralized by liens on the Company's assets, and is due at maturity. There are no sinking fund requirements. Interest is payable on the loans semi-annually, and the Company may, at its option and in the absence of a condition of default, elect to pay interest in cash or in shares based upon the weighted average trading price per share at which the Company's shares have traded on the Toronto Stock Exchange (the "TSE"). The following table summarizes information respecting such long term indebtedness at December 31, 2001 and 2000:

(expressed in U.S. dollars)

	Interest rate	Maturity date	2001 Principal outstanding $	2000 Principal outstanding $
St Mary and RCF I (a)				
St. Mary	30-day LIBOR + 2.5%	July 1, 2004	1,400,000	1,400,000
RCF I	30-day LIBOR + 2.5%	July 1, 2004	4,000,000	4,000,000
RCF II Bridge Facility (b)	U.S. Prime + 0.25%	Dec. 31, 2005	6,650,000	-
RCF II Working Capital Loan Facility (c)	30-day LIBOR + 4.0%	Dec. 31, 2005	600,000	-
			12,650,000	5,400,000

a) Note payable to related parties – St Mary and RCF I

Pursuant to an Amended and Restated Credit Agreement between the Company and Summo USA as Borrowers, and St. Mary and RCF I as Lenders, the Lenders agreed to lend the Company up to $4,000,000 of new funds and restructure $1,400,000 of existing credit.

The Company granted 67,500,000 warrants attached to the note payable to the Lenders (note 11). The Company valued these warrants at $923,719, with the debit being recorded as deferred financing costs. If the warrants are exercised, the Company is required to apply the funds received from the exercise of the warrants to pay down the note payable. During 2000, RCF I exercised 9,195,000 warrants, and waived its right to have the Company apply the proceeds of $750,000 to reduce the amount owed under the note payable.

The note payable is collateralized by a lien on the Lisbon Valley property, the Nord shares and a general charge over all of the Company's assets, including a second priority security interest in the Matrix shares, the indebtedness of Matrix to the Company and all of the Matrix assets. St. Mary and RCF I have agreed to subordinate their respective security interests to persons providing project financing for the construction and operation of commercial mining and processing facilities for the Lisbon Valley copper project, the Terrazas copper-zinc project and the Matrix projects.

b) Note payable to related party – RCF II Bridge Facility

Pursuant to the terms and conditions of the RCF II Bridge Facility, RCF II agreed to lend the Company up to $5,750,000. This facility was amended on August 1, 2001 to increase the principal amount to $6,650,000.

The Company issued 28,775,000 warrants to RCF II as described in note 11, including 2,000,000 warrants as a fee for establishing the RCF II Bridge Facility. The Company assigned a fair value of $11,271 to the 2,000,000 warrants. A fair value of $555,891 was assigned to the other 26,775,000 warrants. A further 9,000,000 warrants are issuable as consideration for the August 1, 2001 amendment to the facility. These warrants were assigned a fair value of $126,894. In each instance, the assigned value was recorded as deferred financing costs. Proceeds received from the exercise of any of the warrants must be used to pay down the outstanding principal amount of the facility.

The facility is collateralized by a lien on the shares of Matrix owned by the Company, the indebtedness of Matrix to the Company, and all of the Matrix assets. RCF II also has a second priority security interest over the Company's Lisbon Valley and Terrazas mineral properties. RCF II has agreed to subordinate its security interests to persons providing project financing for the construction and operation of commercial mining and processing facilities for the Lisbon Valley copper project, the Terrazas copper-zinc project and the Matrix projects.

(expressed in U.S. dollars)

c) Note payable to related party – RCF II Working Capital Loan Facility

On November 15, 2001, the Company and RCF II entered into a letter agreement (the "Working Capital Loan Facility") pursuant to which RCF II advanced the sum of $600,000 to the Company on November 16, 2001. RCF II has the option to convert the principal amount of the facility into shares of the Company at a conversion price of Cdn. $0.055 per share at any time on or before December 31, 2005.

The purpose of the loan was to provide working capital to the Company, and to enable the Company to advance Aus. $750,000 to Matrix as described in note 6(b). The Company has agreed to issue 300,000 of the Company's common shares to RCF II as an establishment fee, none of which had been issued as at December 31, 2001.

The facility ranks *pari passu* with the RCF II Bridge Facility and the Company has agreed that it will not issue equity to third parties in the six month period commencing November 16, 2001 at a price less than Cdn. $0.055 per share.

d) Interest and fees to be settled with common shares

At December 31, 2001, the Company had accrued interest and fees owing on the notes payable to related parties of $324,453. The accrued interest and fees comprise the following: $151,282 payable to St. Mary and RCF I; $164,783 payable to RCF II on the Bridge Facility; $4,618 payable to RCF II on the Working Capital Loan Facility, and $3,770 attributable to the value of the 300,000 shares issuable to RCF II as the fee for establishing the Working Capital Loan Facility. The Company intends to settle these amounts subsequent to the year end through the issuance of shares.

At December 31, 2000, the Company had accrued interest on the notes payable to related parties of $251,074, which was settled subsequent to year-end through the issuance of 6,356,312 shares.

8 Deferred financing costs

At December 31, deferred financing costs comprise the following:

	2001	2000
Assigned fair value of warrants	**$**	**$**
Issued to St. Mary and RCF I for note payable (note 7(a))	923,719	923,719
Issued to RCF II for Bridge Facility (note 7(b))	567,162	-
Issued to RCF II for amendment to Bridge Facility (note 7(b))	126,894	-
	1,617,775	923,719
Other financing fees	230,892	174,864
Accumulated amortization included in interest and bank charges	(639,086)	(329,579)
Balance at December 31	1,209,581	769,004

(expressed in U.S. dollars)

9 Capital stock

Authorized
100,000,000 preferred shares, no par value
500,000,000 common shares, no par value

Common shares	2001 Number of shares	2001 Amount $	2000 Number of shares	2000 Amount $
Balance – Beginning of year	46,258,864	16,014,779	27,994,656	14,373,911
Issued during the year:				
For cash	-	-	3,850,000	500,000
Upon exercise of warrants	-	-	9,195,000	750,000
In payment of interest:				
To St. Mary and RCF I	9,186,151	462,156	5,219,208	390,868
To RCF II	1,332,159	89,807	-	-
Balance - End of year	56,777,174	16,566,742	46,258,864	16,014,779

On December 22, 2000, the Company completed a private placement with RCF II of 3,850,000 units for gross proceeds of $500,000. Each unit consisted of one common share and one-half of a warrant.

During 2000, RCF I exercised 9,195,000 of the warrants issued pursuant to the note payable to St. Mary and RCF I (note 7(a)) at an exercise price of Cdn. $0.12 per share for gross proceeds of $750,000.

During 2001, the Company settled $462,156 (2000 - $390,868) of interest on the note payable to St. Mary and RCF I (note 7(a)) by issuing 9,186,151 (2000 - 5,219,208) common shares at an average price of Cdn. $0.0762 (2000 - Cdn. $0.1096) per share.

During 2001, the Company settled $89,807 of interest through July 31, 2001 on the RCF II Bridge Facility (note 7(b)) by issuing 1,332,159 common shares at an average price of Cdn. $0.10365 per share.

The average price per share for shares issued in settlement of interest expense is based upon the weighted average trading price per share at which the Company's shares have traded on the TSE.

The Company was committed to issue 7,565,073 shares at December 31, 2001 (2000 - 6,356,312 shares) in settlement of interest coming due on such date on the note payable to St Mary and RCF I (note 7(d)). In addition, at December 31, 2001, the Company was committed to issue 300,000 shares as an establishment fee on the RCF II Working Capital Loan Facility (note 7(c)).

(expressed in U.S. dollars)

10 Stock options

The Company maintains an Incentive Stock Option Plan. The Plan is administered in accordance with the policies of the TSE. The shareholders have approved the reservation of 6,000,000 common shares for issuance under the Plan.

The Compensation Committee makes recommendations to the Board on granting stock options to employees, officers and directors. Stock options are granted for a term of five years and, except for certain stock options that were granted in 2000, vest as follows: 25% vesting upon granting and an additional 25% vesting on each of the first through third anniversaries of the grants. Options granted to officers in 2000 vested as to 50% immediately upon granting, with the balance vesting on the first anniversary of the grants. The exercise price of each option is not less than the market price of the Company's shares on the day of the grant.

The following table summarizes activity in the Plan during 2001 and 2000:

	2001		2000	
	Number of shares	**Weighted average exercise price Cdn. $**	**Number of shares**	**Weighted average exercise price Cdn. $**
Balance outstanding – Beginning of year	3,317,500	0.16	3,317,500	0.25
Granted	2,450,000	0.20	1,500,000	0.20
Expired	(617,500)	0.15	(1,500,000)	0.39
Balance outstanding – End of year	5,150,000	0.18	3,317,500	0.16
Balance exercisable – End of year	3,525,000	0.18	2,217,500	0.15

The following table summarizes information about stock options outstanding and exercisable at December 31, 2001:

Exercise price Cdn. $	**Number of options outstanding**	**Weighted average remaining life (years)**	**Number of options exercisable**
0.10	600,000	2.6	600,000
0.15	600,000	2.6	300,000
0.20	3,950,000	4.0	2,625,000
	5,150,000	3.6	3,525,000

(expressed in U.S. dollars)

11 Warrants

In connection with related party loan agreements (note 7), the Company has issued certain warrants. These warrants have been assigned a fair value, which is recorded as deferred financing costs of the related loan (note 8).

Warrants to purchase 17,500,000 and 50,000,000 common shares exercisable at Cdn. $0.12 per share until June 25, 2004 were issued to St. Mary and RCF I, respectively, as part of the consideration for those entities entering into a note payable (note 7(a)). A total of 9,195,000 warrants were exercised during 2000. No warrants were exercised during 2001.

Warrants to purchase 1,925,000 common shares exercisable at Cdn. $0.20 per share until January 8, 2003 were issued to RCF II in connection with RCF II purchasing 3,850,000 units at Cdn. $0.20 per unit on December 22, 2000 (note 9). None of these warrants were exercised through December 31, 2001.

As consideration for RCF II entering into the RCF II Bridge Facility (note 7(b)), the Company issued 28,775,000 warrants to RCF II to purchase 28,775,000 common shares exercisable at Cdn. $0.20 per share. Of these warrants, 2,000,000 were issued as an establishment fee and vested immediately. The remaining warrants vest in RCF II on an accelerating basis over time in accordance with a pre-determined schedule keyed to the dates on which advances were drawn down on the facility, and depending on how long each advance is outstanding. Vesting of these warrants commenced on May 23, 2001, being the third monthly anniversary of the first advance being drawn. All 26,775,000 warrants will have vested in RCF II by July 26, 2002, being the thirteenth monthly anniversary of the date the final advance was drawn under the facility, assuming that all advances remain outstanding on that date. If an advance is repaid prior to the thirteenth monthly anniversary of its being drawn(except from the proceeds of the exercise of warrants), all warrants issued in connection with that advance that have not vested as at the repayment date will be cancelled. At December 31, 2001, a total of 6,659,565 of the warrants issued under the RCF II Bridge Facility had vested in RCF II.

On August 1, 2001, the RCF II Bridge Facility was amended to increase the principal amount of the loan to $6,650,000. As consideration for the amendment, the Company agreed to issue 9,000,000 warrants to RCF II to purchase 9,000,000 common shares of the Company exercisable at Cdn. $0.15 per share. These warrants had not been issued as at December 31, 2001, but were assigned a fair value of $126,894 (note 7 (b)).

The following table summarizes activity involving warrants during 2001 and 2000:

	2001		2000	
	Number of warrants	Weighted average exercise price Cdn. $	Number of warrants	Weighted average exercise price Cdn. $
Balance – Beginning of the year	61,646,667	0.123	68,916,667	0.120
Granted to RCF II	28,775,000	0.200	1,925,000	0.200
Exercised	-	-	(9,195,000)	0.120
Expired	-	-	-	-
Issuable to RCF II	9,000,000	0.150	-	-
Balance – End of year	99,421,667	0.148	61,646,667	0.123

(expressed in U.S. dollars)

At December 31, 2001, the following warrants are outstanding:

Holder	Warrants outstanding	Exercise price Cdn. $	Expiry date	Assigned fair value $
St. Mary	17,500,000	0.120	June 25, 2004	239,483
RCF I	40,805,000	0.120	June 25, 2004	684,236
Third parties	1,416,667	0.130	June 25, 2004	-
Subtotal	59,721,667			923,719
RCF II				
Granted December 22, 2000	1,925,000	0.200	Jan. 8, 2003	-
Granted March 6, 2001:				
Vested March 6, 2001	2,000,000	0.200	March 6, 2004	11,271
Vested Quarter II, 2001	221,739	0.200	June 30, 2004	1,263
Vested Quarter III, 2001	1,892,174	0.200	Sept. 30, 2004	34,485
Vested Quarter IV, 2001	4,545,652	0.200	Dec. 31, 2004	81,394
Not vested at Dec. 31, 2001	20,115,435	0.200	-	438,749
Subtotal	28,775,000			567,162
Issuable August 1, 2001	9,000,000	0.150	Dec. 31, 2005	126,894
	99,421,667			1,617,775

12 Income Taxes

Reconciliation of income taxes calculated at the statutory rates to the actual tax provision:

	2001 $	2000 $
Income tax recovery computed using the effective tax rate	(1,678,145)	(1,014,476)
Foreign losses subject to different tax rates	170,039	214,989
Non-deductible items	40,507	6,062
Benefit of non-capital losses not recognized	1,467,599	793,425
Income tax provision	-	-

(expressed in U.S. dollars)

The tax effects of temporary differences that give rise to potential future tax assets are as follows:

	2001 $	2000 $
Potential future income tax asset:		
Write-down of investment	272,000	217,600
Capital assets and mineral properties	194,907	181,698
US non-capital loss carryforwards	3,894,894	1,671,177
Canadian non-capital loss carryforwards	765,746	702,913
	5,127,547	2,773,388
Less: Valuation allowance	(5,127,547)	(2,773,388)
Recognized future income tax asset	-	-

The Company has certain income tax losses available for deduction against future income as follows:

	Canada $	United States $
2002	44,341	-
2003	255,910	-
2004	300,432	-
2005	197,746	-
2006	189,682	-
2007	177,924	-
2008	766,692	18,909
2009 – 2021	-	11,436,663
	1,932,727	11,455,572

13 Commitments and contingencies

The Company has entered into employment agreements with two of its officers that provide for such individuals to receive an amount equal to one year's annual compensation or salary if the officer is terminated without cause or in certain situations following a change in control. The potential commitment resulting from these agreements totalled $305,000 at December 31, 2001.

14 Supplemental cash flow information

Interest and bank charges for the years ended December 31, 2001 and 2000 are made up as follows:

	2001 $	2000 $
Interest paid/(received), net	(10,624)	(37,094)
Interest settled through the issuance of shares	625,342	467,083
Amortization of deferred financing costs	309,507	206,964
	924,225	636,953

(expressed in U.S. dollars)

During the year ended December 31, 2001, the Company met certain financing costs with non-cash consideration, and conducted non-cash investing activities as follows:

	2001 $	2000 $
Non-cash financing activities		
Shares issuable for notes payable to related parties	3,770	-
Warrants issued for notes payable to related parties	694,056	-
Non-cash investing activities		
Interest on loans to Matrix	67,476	-

15 Fair value of financial instruments

At December 31, 2001, the carrying values of cash and cash equivalents, accounts receivable and prepaid expenses, and accounts payable and accrued liabilities approximate their fair values due to the relatively short period to maturity of these instruments.

The Company has determined that it is not practicable to determine the fair value of the Company's investment in Matrix and the fair value of the amounts due St. Mary, RCF I and RCF II. Information regarding these balances is disclosed in notes 6(b) and 7.

16 Segmented reporting

The Company has one operating segment, namely the exploration and development of copper mineral properties within Australia, Mexico and the United States. Geographic segmentation of property, plant and equipment, and mineral property costs, is as follows:

	2001		2000	
	Property, plant and equipment $	Mineral property costs $	Property, plant and equipment $	Mineral property costs $
Mexico	-	1,256,892	-	599,383
United States	3,431,483	9,420,832	3,475,899	9,092,822
	3,431,483	10,677,724	3,475,899	9,692,205

The Company's interests in Australia are through the investment described in note 6(b).

(expressed in U.S. dollars)

17 Employee retirement plan

The Company has a 401(k) plan ("Plan") available to all U.S. resident employees who have completed six months of service. Under the Plan, when an employee meets certain eligibility requirements, the Company makes "safe harbour" non-elective contributions in an amount equal to 3% of such employee's eligible compensation. During the year ended December 31, 2001, the Company contributed $16,601 to the Plan (2000 - $17,485).

18 Subsequent events

a) Matrix Metals Limited

On January 9, 2002, the Company purchased 100,000 shares of Matrix in an open market transaction at Aus. $0.074 per share.

On January 21, 2002, the Company received 14,285,715 Matrix shares at Aus. $0.07 per share for the shares subscribed for in the second tranche of the Matrix private placement, which shares were issued to the Company in satisfaction of the Aus. $1,000,000 advanced to Matrix by the Company in late 2001 (note 6(b)).

On January 22, 2002, the Company received 1,982,450 Matrix shares in partial satisfaction (being $22,861) of the interest due the Company in settlement of the interest due on November 20, 2001 in respect of the Company's Aus. $3,250,000 loan to Matrix. The balance of the interest due on November 20, 2001, being $4,598, was paid to the Company in cash.

As a result of the foregoing transactions, as at January 22, 2002, the Company owned 41,985,715 shares of Matrix, representing a 45.8% ownership interest.

b) Amendment to RCF II Working Capital Loan Facility

Pursuant to a letter agreement dated January 3, 2002, RCF II agreed to provide the Company with an additional convertible working capital loan facility in the amount of $500,000, bringing the total facility to $1,100,000. The terms and conditions attached to this facility are substantially identical to those applicable to the $600,000 Working Capital Loan Facility (note 7(c)). The Company has agreed to issue 250,000 common shares to RCF II as additional consideration for RCF II providing this facility.

c) Terrazas Pre-feasibility Study

On February 22, 2002, the Company received a pre-feasibility study on the Terrazas copper-zinc oxide project from Jacobs Engineering Group Inc.

d) Capital Reorganization

The Company's major shareholders, RCF I, RCF II and St. Mary, have agreed to convert their warrants as part of a complete reorganization of the Company's capital structure. The purpose of this reorganization is to place the Company in a better position to continue to develop its current portfolio of copper projects in Australia, Mexico and the United States.

The general sequence in which the principal components of the capital reorganization would be implemented is described below:

(i) Repricing and Exercise of Outstanding Warrants

RCF I and RCF II hold an aggregate of 80,505,000 warrants with exercise prices ranging from Cdn. $0.12 to Cdn. $0.20 per share. St. Mary holds 17,500,000 warrants which have an exercise price of Cdn. $0.12 per share. The initial step would be to reduce the exercise price of the warrants held by St. Mary from Cdn. $0.12 per share to Cdn. $0.10 per share. In the second step, St. Mary and RCF would exercise all of their respective warrants, thereby resulting in the issue of a total of 98,005,000 of.the Company's shares.

(expressed in U.S. dollars)

(ii) Application of Warrant Proceeds to Repayment of Outstanding Debt

The proceeds from the exercise of these warrants would be applied to pay down $8,952,315 of the total $12,050,000 of the Company's outstanding debt to St Mary and RCF. After conversion of the warrants and application of the proceeds to repayment of outstanding debt, the Company would have a total of $3,097,685 in remaining outstanding debt to St. Mary and RCF.

(iii) Settlement of Remaining Debt

The Company would then settle the $3,097,685 in remaining debt by converting such debt into equity at a conversion price of Cdn. $0.0525 per share in the case of St. Mary and Cdn. $0.07 per share in the case of RCF, resulting in the issuance of an additional 72,073,357 shares. Concurrently, RCF II would convert its outstanding $1,100,000 convertible note into equity at a conversion price of Cdn. $0.055 per share, resulting in the issuance of a total of 31,582,000 shares of the Company.

The Company would have no residual debt upon conversion of this remaining indebtedness into shares.

(iv) Proposed Rights Offering

Upon completion of the transactions described above, the Company would have a total of 285,138,960 common shares issued and outstanding. Immediately thereafter, the Company intends to proceed with a rights offering to existing shareholders to raise a total of approximately Cdn. $5,700,000.

It is anticipated that up to approximately 71 million additional shares would be issued under the rights offering, based on an estimated exercise price of Cdn. $0.08 per share. The ultimate price of the rights offering would be determined at the time of the offering, based upon market conditions. RCF has agreed to provide a standby commitment for the entire proposed rights offering, and has further agreed to advance funds to meet the Company's working capital requirements prior to the closing of the rights offering. Advances would bear interest at the 30-day LIBOR rate, and would be repayable from the proceeds of the rights offering. Following such repayment, the Company anticipates that it would have approximately $3,250,000 in cash resources available.

(v) Share Consolidation, Name Change and Continuation

Subject to shareholder approval, which would be requested at the Company's annual meeting, to be held in the latter half of June, 2002, the Company would then undertake a share consolidation, on a 10 old for 1 new basis, a change of name and a continuation from British Columbia to the Federal jurisdiction of Canada. These final steps of the Plan would place the Company in a better position to access the capital markets to finance the continuing development of its projects when investor interest returns to the junior resource sector.

(vi) Outstanding Share Capital Upon Completion of Plan

Following the proposed rights offering and the share consolidation, the Company would have approximately 35,640,000 common shares issued and outstanding, together with 5,150,000 options and 1,416,667 warrants. Following the share consolidation, the options (which are described in note 10), would be exercisable into 515,000 common shares at a weighted average exercise price of Cdn. $1.80 per share. Likewise, the warrants, (which are described in note 11), would be exercisable into 141,667 common shares, at an exercise price of Cdn. $1.30 per share.

MANAGEMENT'S DISCUSSION AND ANALYSIS

The following discussion should be read in conjunction with the Company's consolidated financial statements included in this report. All monetary figures discussed are in United States dollars, unless otherwise stated.

Overview

Summo Minerals Corporation ("Summo", or the "Company") incurred a loss of $3,760,970 in 2001 (2000 - $2,309,222). On a per share basis, the loss was $0.07 for the year (2000 - $0.06 per share). Approximately one-third of the loss for the period is attributable to the Company's share of the loss incurred by Matrix Metals Limited ("Matrix"). The Matrix loss arose in large measure from a decision by Matrix to write-down the carrying value of copper contained in leach pad inventory at its Mt Cuthbert Operation in northwest Queensland, Australia. Summo accounts for its investment in Matrix on an equity basis.

Summo entered into two agreements on January 24, 2001 involving Matrix, a junior copper producer whose shares trade on the Australian Stock Exchange. The first of these agreements dealt with the purchase of Matrix shares from two shareholders, Murchison United NL ("Murchison") and Majestic Resources NL ("Majestic"). This transaction closed on June 1, 2001. The second agreement was between the Company and Matrix in respect of the provision of a loan to Matrix. From a financial perspective, these two agreements were central to most of the Company's activities during the year.

The Company's source of funds during the year were advances from Resource Capital Fund II, L.P. ("RCF II"), which provided funding through three credit facilities. The funds advanced by RCF II allowed Summo to:

- purchase a 48% equity interest in Matrix for $2,981,520 (Aus. $5,904,000);
- make loans and advances to Matrix totaling $2,198,550 (Aus. $4,250,000);
- continue evaluation and development activities at Summo's Terrazas copper-zinc oxide project in Chihuahua, Mexico and Lisbon Valley copper oxide project in Utah, USA, and
- cover the Company's general and administrative expenses.

The funding provided by RCF II included $5,750,000 under the terms of a Bridge Facility entered into on March 6, 2001. This facility was amended on August 1, 2001 to increase the principal amount by $900,000. By a letter agreement dated November 15, 2001, RCF II agreed to advance a further $600,000 by way of a note convertible into Summo shares.

Operations

a) Matrix Metals Limited, Queensland, Australia

Matrix produces cathode copper at its Mt Cuthbert Operation, a small copper oxide mining and heap leaching operation located approximately 100 kilometers northeast of Mt Isa in northwest Queensland. Because of its small size, unit operating costs at the Mt Cuthbert Operation are high, and the operation's cash flow at current copper prices is insufficient to cover the corporate overhead and financing costs being incurred by Matrix.

Several inter-dependent conditions must change if the Mt Cuthbert Operation is to become a viable operation: (i) the processing plant must be expanded, to reduce unit operating costs; (ii) mining activities must be coordinated such that sufficient ore is delivered to the processing plant to enable it to operate at full capacity throughout the year, and (iii) the reserve/resource base must be increased to justify the capital expenditure needed to expand the SX/EW plant. The prospects for addressing the last of these conditions appear promising. If present expectations are met, the enlarged reserve/resource base will support the capital investment needed to remedy the first two conditions.

Matrix holds mineral rights covering two parcels of land. The largest parcel, centered on the Mt Cuthbert Operation, covers approximately 1,100 sq. kilometers. The other parcel, covering approximately 200 sq. kilometers, is referred to as the White Range area. As the deposits at White Range are over 125 kilometers from the Mt Cuthbert Operation, they will require their own centrally-located processing facility, as it is too far for the ore to be economically transported to Mt Cuthbert for processing.

The previous owners of the Mt Cuthbert and White Range mineral rights had identified mineral deposits and delineated resources in both areas by the time those rights were acquired by Matrix in July 2000. In October 2000, Matrix acquired additional mineral rights, by purchasing the Mt Watson property, approximately 28 kilometers from the Mt Cuthbert processing plant. Matrix completed an initial shallow drilling program at Mt Watson in June 2001, with encouraging results. Zones of copper oxide mineralization to a depth of 20 to 25 meters were identified over a strike length in excess of 2.5 kilometers, including an inferred resource of 837,000 tonnes grading 1.3% copper.

At 31 December 2001, the Mt Cuthbert and White Range resource bases were as follows:

Measured and Indicated Resources:

Mt Cuthbert	1,965,000 tonnes averaging 1.10% copper, in seven deposits
White Range	12,061,000 tonnes averaging 1.20% copper, in five deposits

Inferred Resources:

Mt Cuthbert *	2,098,000 tonnes averaging 1.25% copper
White Range	571,000 tonnes averaging 1.10% copper

* includes the June 2001 Mt Watson inferred resource

During the Fourth Quarter, Summo advanced $524,650 (Aus. $1,000,000) to Matrix to fund a second phase of shallow drilling at Mt Watson. This drilling program was completed in January 2002, resulting in the upgrading of the June 2001 Mt Watson inferred resource to the indicated category, and delineated additional inferred resources at Mt Watson, as shown in the following table:

Resource Category	**Ore Tonnes**	% **Copper**
Indicated	878,000	1.3
Inferred	416,000	1.2

In late November, investor sentiment in Australia became much more positive in respect of junior resource companies, so much so that in early December, Matrix was able to announce a financing to raise approximately Aus. $2,600,000. Summo agreed to convert its Fourth Quarter advances into 14,285,715 shares as part of the financing, which closed in mid-January 2002.

During 2002, Matrix will need to raise additional capital to fund further drilling, metallurgical testwork and feasibility studies in connection with an expansion of the Mt Cuthbert Operation and development of the deposits at White Range. Summo intends to maintain its equity interest in Matrix, and has budgeted $1,575,000 for this purpose during 2002.

b) Terrazas Project, Chihuahua, Mexico

The Company's program to evaluate the Terrazas copper-zinc oxide deposit in Chihuahua, Mexico continued to yield encouraging results in 2001. A total of $657,509 was expended on this project during the year on drilling, metallurgical testwork and advancement of a pre-feasibility study (2000 - $584,542).

Summo is actively soliciting expressions of interest from third parties to form a joint venture to advance the Terrazas Project. The next phase of work will be to commission a bankable feasibility study, based upon the findings of the recently completed pre-feasibility study, and to complete additional in-fill drilling and metallurgical testing.

The Company has budgeted $257,000 for expenditures on the Terrazas project in 2002, on the assumption that no further field work or studies will be conducted until a joint venture is formed.

c) Lisbon Valley Project, Utah, USA

Early in 2001, Summo entered into an agreement with two industrial companies to commission a feasibility study to evaluate the economic viability of using one of those company's proprietary technology to produce high purity copper powders from the Lisbon Valley copper-rich solutions. The parties terminated the feasibility study in June, when it became apparent that revenues from the sale of the various types of copper powders would fall short of earlier projections. The Company's one-third share of the feasibility study cost, being $66,695, was expensed during the year.

As discussed in the Management's Discussion and Analysis included with last year's annual report, a number of factors have contributed to the Company's inability to place the Lisbon Valley Project into production. Currently, the main impediment to a positive production decision is low copper prices. While copper prices have climbed almost 25% from the lows of November 2001, the project as presently configured needs copper prices in excess of 85 cents per pound to justify the investment. The Company continues to evaluate various scenarios that could allow development of the Lisbon Valley Project at copper prices lower than 85 cents per pound.

A total of $218,000 has been budgeted for 2002 to cover property payments and "care and maintenance" costs for the Lisbon Valley Project, while the Company awaits an improvement in copper prices and seeks to arrange financing for construction of the project.

Results of Operations

The Company reported a net loss of $3,760,970 in 2001 as compared to a net loss of $2,309,222 in 2000.

The largest single component in the increased loss was the equity in the loss incurred by Matrix (2001 - $1,326,817, 2000 - $nil). In large measure, the loss incurred by Matrix arose from a decision taken in August 2001 to write-down the carrying value of the recoverable copper inventory on the leach pads at the Mt Cuthbert Operation. The write-down was taken in connection with the completion of the annual accounts of Matrix, whose financial year-end is June 30th. It was prompted by the sharp drop in copper prices that occurred over the June – August period in 2001. The Company's share of the inventory write-down was $1,349,276.

The next largest component in the increased loss was higher interest expense and bank charges (2001 - $924,225, 2000 - $636,953). The increase is attributable to higher loan balances during the year, and because the amortization of deferred financing costs (being $309,507 in 2001, $206,964 in 2000) is also allocated to this category of expense. Interest expense for the year was less than it otherwise would have been, as the interest rates on all of the Company's debts are based on floating rates. In that connection, the 30-day London Interbank Offering Rate ("LIBOR"), which was 6.6% at the beginning of the year, decreased steadily throughout the year, and ended the year at approximately 1.9%.

Other factors contributing to the Company's net loss in 2001 included higher salary expense (2001 - $824,236, 2000 - $394,872), which was the result of higher payroll expense during 2001, and accruals for severance obligations for employees terminated at the end of 2001; higher exploration expenses (2001 - $84,906, 2000 - $nil) three-quarters of which was the Company's share of costs incurred during the Second Quarter of 2001 to evaluate the feasibility of producing copper powders at Lisbon Valley.

Costs incurred in 2001 that were lower than in 2000 included: consulting services (2001 - $88,331, 2000 - $159,527), as such costs in 2000 included the expenses (being $85,470) incurred for due diligence investigations prior to making the Matrix investment; lower write-downs of investments (2001 - $160,000, 2000 - $640,000); and no write-down of the carrying value of mineral properties in 2001, versus $104,477 in 2000.

Financial Position

At December 31, 2001, the Company held cash and cash equivalents of $80,657, considerably less than the $617,920 held at December 31, 2000. At year-end, the Company had a working capital deficiency of $371,674, but discussions with RCF II were well advanced in respect of the provision of an additional $500,000 under the terms of a convertible note in early January. The advance was received on January 3, 2002.

Summo and Matrix entered into a letter agreement on January 24, 2001, pursuant to which the Company agreed to loan Matrix $1,673,900 (Aus. $3,250,000). During the year, Summo earned $67,476 of interest on its advances to Matrix. At December 31, 2001, the principal and accrued interest (being $37,254) totaled $1,711,154.

The Company made an equity investment in Matrix during the year of $3,995,437 (2000 - $nil). The investment consisted of the following items: (i) an initial investment of $2,981,520 to purchase 24,600,000 shares of Matrix from Murchison and Majestic; (ii) the $524,650 advanced to Matrix in the Fourth Quarter of 2001, subsequently converted into 14,285,715 shares of Matrix in January 2002; (iii) $19,295 to purchase 500,000 shares of Matrix in the market in December 2001, and (iv) $30,222 of interest on the loan to Matrix, which Matrix settled by issuing 517,550 shares. In addition, the Company capitalized as part of its equity investment in Matrix an aggregate of $439,750 of expenses for financial advisory fees, accounting, legal and consulting expenses, and premiums paid to purchase call options to hedge the Company's exposure to commitments expressed in Australian dollars.

At June 1, 2001, the date of the purchase of the interest in Matrix, the cost of the investment exceeded the underlying net book value of the assets purchased by $768,139.

The Company invested a total of $985,519 in 2001 (2000 - $1,530,111) in the acquisition, exploration and development of its other mineral property interests. Expenditures on the Terrazas Project were slightly higher in 2001 than in the prior year (2001 - $657,509, 2000 - $584,542). Expenditures on the Lisbon Valley Project were considerably lower in 2001 than in the prior year (2001 - $328,010, 2000 - $875,440), as a result of the project being placed in a "care and maintenance" mode during much of 2001. During 2000, the Company recovered $340,934 for deposits made in prior years for equipment and services ordered in anticipation of a favourable production decision with respect to the Lisbon Valley Project. There was a further recovery of $35,000 during 2001.

Cash provided by financing activities totaled $7,193,972 in 2001 (2000 - $1,881,899). In March 2001, the Company and RCF II entered into a credit agreement pursuant to which RCF II advanced $5,750,000 to the Company. At the beginning of August, the agreement was amended and RCF II loaned the Company an additional $900,000. In November, RCF II provided another $600,000 by way of a Convertible Note. Cash costs of $56,028 incurred for legal services in connection with the RCF II credit facilities were netted against the aggregate amounts advanced by RCF II.

The March loan and the August amendment included the issuance of an aggregate of 37,775,000 warrants to RCF II to acquire shares of the Company at Cdn. $0.20 per share on 28,775,000 warrants, and at Cdn $0.15 per share on 9,000,000 warrants. As these warrants were issued in connection with debt financings, the Company was required to assign a fair value to such warrants. The fair value was determined using a Black-Scholes model, from the date the warrants were issued or become issuable. The fair value assigned to the warrants was $694,056. This amount has been included in the equity component of unexercised warrants, and also included in deferred financing costs. The deferred costs are being amortized over the life of the financing with which the warrants are associated.

In 2000, $750,000 was received from the exercise of warrants held by Resource Capital Fund ("RCF I"), $631,899 was received as a result of an increase in the amount owed under a June 1999 Note payable to RCF I, and $500,000 was received from the issuance of share units to RCF II in December 2000.

Outlook

While traditional "leading indicators" suggest that the US economy is growing again, copper inventories in London Metal Exchange and COMEX warehouses remain at historic highs, and anecdotal evidence suggests that copper fabricators have not seen sufficient orders to stimulate restocking of their own plant inventories. Hedge fund activities are thought to be the primary reason why copper prices have risen in the face of large exchange inventories. There is some concern that if the funds begin to "book" some of their paper profits, copper prices could reverse course and begin to weaken again. On the other hand, the leading indicators developed by the United States Geologic Survey for predicting copper price movements are suggesting that copper prices could move sharply higher in the coming months.

The Company requires additional funds to continue operations and complete the evaluation and development of its mineral properties and to meet its obligations. However, the Company's existing capital structure (at December 31, 2001, there were 56,777,174 shares and 99,421,667 warrants outstanding) makes it difficult to obtain financing from public markets. On April 2, 2002, the Company announced that its three major shareholders, RCF I, RCF II and St. Mary Minerals Inc. ("St. Mary") had agreed to convert their warrants as part of a complete reorganization of the Company's capital structure. It is expected that this reorganization will place the Company in a better position to fund its ongoing programs to develop its current portfolio of copper projects in Australia, Mexico and the United States.

The components of the proposed capital reorganization are described in Note 18(d) to the consolidated financial statements forming a part of this Annual Report. Upon completion of the reorganization, it is anticipated that the Company will have a cash balance of approximately $3,250,000, no debt, and approximately 35,640,000 common shares issued and outstanding, together with 5,150,000 options and 1,416,667 warrants. Following the share consolidation, the options would be exercisable into 515,000 common shares at a weighted average price of Cdn. $1.80 per share. Likewise, the warrants, which will expire on 25 June 2004, will be exercisable into 141,667 common shares, at an exercise price of Cdn. $1.30 per share.

Risk Factors

Potential risk factors that could affect the Company are discussed below:

a) Copper prices

Copper is the principal metal of economic interest at the Company's current projects. Thus the Company's ability to obtain financing for development of its projects, and their profitability, will be largely determined by copper prices, which are determined in world markets and subject to wide fluctuations. The Company has no control or influence over copper prices. While the Company intends to employ a copper price hedging strategy at such time as it begins production at its projects, in the event of a severe and prolonged decrease in copper prices, the ability of the Company to raise capital and to operate profitably could be impaired and development and production activities may have to cease from time to time.

b) Regulatory and environmental matters

The following discussion is necessarily brief and must not be taken to constitute a complete discussion of the various statutes, rules and governmental orders to which the Company's operations may be subject. The Company's existing properties are located in Australia, Mexico and the United States, and are subject to extensive federal, state and local governmental regulations in these countries. These regulations may be revised or expanded at any time. A broad number of matters are subject to regulation. Generally, compliance with these regulations requires the Company to obtain permits issued by federal, state and local regulatory agencies. Certain permits require periodic renewal or review of their conditions. It is impossible to predict whether it will be possible to obtain or renew such permits or whether material changes in permit conditions will be imposed. The inability to obtain or renew permits or the imposition of additional conditions could have a material adverse effect on the Company's ability to develop and operate its properties.

The Company's mineral property interests in the United States are subject to the provisions of the General Mining Law of 1872 (the "General Mining Law"). From time to time, Congress has considered a number of amendments to the General Mining Law. Although amending legislation has not been enacted, attempts to modify the General Mining Law can be expected to continue. The potential impact on the Company as a result of congressional action is difficult to predict, but would, in the case of imposed royalties, generally reduce the Company's profitability.

Environmental laws and regulations to which the Company is subject as it progresses from the development stage to the production stage give rise to additional concerns and requirements. Failure to comply with applicable laws, regulations and permits can result in injunctive actions, suits for damages, and civil and criminal penalties. The laws and regulations applicable to the Company's activities change frequently and it is not possible to predict the potential impact on the Company from any such future changes.

The Company's proposed Lisbon Valley Project will be subject to air emission limitations imposed by the Clean Air Act and state implementing programs, or similar provisions of Australian and/or Mexican legislation. Under the Clean Water Act, the Lisbon Valley Project will be required to obtain permits under the Environmental Protection Agency's National Pollutant Discharge Elimination System for discharges of certain pollutants into navigable waters of the United States.

Operations at the Company's proposed Lisbon Valley operation will be subject to the regulatory jurisdiction of the Mine Safety and Health Administration, an agency of the United States Department of Labor. Because the Company is currently in the development stage, it is not possible to predict the impact of these regulations on its proposed operations.

c) Weather

The Mt Cuthbert Operation is affected seasonally by the wet season, or as it is commonly called, the "Wet". During the Australian summer cyclones crossing northern Australia result in prolonged periods of heavy rains and extensive flooding of low-lying areas. In light of difficult conditions during the Wet, it has been the practice to suspend mining activities at the Mt Cuthbert Operation for the duration of the Wet, but to continue with heap leaching and the production of cathode copper.

In December 2000, abnormally heavy rains in the Mt Isa area resulted in severe flooding, which halted the delivery of sulphuric acid, diesel fuel and other supplies essential to operating the heap leach and production of copper cathodes at Mt Cuthbert. The effects of the flooding continued to adversely affect production through April 2001. As flooding is a common occurrence during the Wet, Matrix will have to develop measures to deal with disruptions to transportation links. The measures to be implemented would include building up inventories at the processing site, including ore, fuel, sulphuric acid and other supplies, prior to the onset of the Wet. In the event of transportation difficulties, adequate inventories would allow operations to continue more or less unencumbered.

d) Native Title Issues

There is significant uncertainty associated with native (i.e. aboriginal) title in Australia, and this may impact on the operations and future development of the mineral rights held by Matrix. A 1992 decision of the High Court of Australia recognizes that native title rights and interests may extend to lands and waters. Thus, if there is a possibility that native title may exist in an area, there are processes that must be undergone, as required by the *Native Title Act 1993* (Commonwealth of Australia) (the "NTA"), before the Queensland government may validly grant a mining tenure for that area. The processes are principally the "right to negotiate" procedures under the NTA.

Most, but not all, of the mineral rights held by Matrix in the Mt Cuthbert and White Range areas are subject to a native title claim by the Kalkadoon People. Matrix has conducted a lengthy negotiation with the Kalkadoon People in respect of an Indigenous Land Use Agreement ("ILUA") covering the Mt Cuthbert and White Range areas. Matrix management have estimated that implementation of the measures specified in this ILUA will result in additional costs to Matrix of less than Aus. $100,000 per annum.

The ILUA is currently undergoing the certification process stipulated in the NTA, following which, it will be registered with the National Native Title Tribunal. While the timing of the certification and registration process is outside the control of Matrix, indications are that it should be completed some time during the Third Quarter. Although there is no guarantee that the ILUA will be registered, given the broad support within the Kalkadoon community for this ILUA to be implemented, the possibility that registration would not occur is considered to be unlikely.

Certain lands within the Mt Cuthbert and White Range areas are exempt from the provisions of the NTA, because the mining leases were granted prior to the enactment of the NTA on 1 January 1994. However, development of some of the larger and more promising mineral deposits, including Mt Watson, cannot proceed until the Queensland government can legally grant Matrix a mining lease. Registration of the ILUA will enable the government to grant the mining lease.

e) Currency Risk

The United States dollar is the Company's functional currency, but a growing portion of its assets are located outside the United States. Thus future profitability of the Company's investments could be impacted by unfavourable changes in the exchange rates of the Australian dollar and the Mexican peso against the US dollar. This is particularly true at the present time. International currency traders view countries like Canada and Australia as commodity-based. When the economies of the large industrial nations such as the Germany, Japan and the United States are growing rapidly, thereby increasing the demand for commodities, commodity-based currencies tend to strengthen. The converse also holds true. Over the last two to three years, the Australian dollar has traded at a greater discount to the US dollar than had previously prevailed, and to the degree the Australian dollar begins to strengthen over the next several months, that would have adverse financial consequences for Matrix, and by extension, for Summo.

Throughout the world, cathode copper is priced in US dollar terms. Thus, if the Australian dollar begins to strengthen against the US dollar, Matrix' sales receipts measured in Australian dollar terms will drop, while most of its costs will not be affected, as they are incurred in Australia dollars. Such a development would adversely affect Matrix' profitability and cash flows.

f) ESP Supply

The Mt Cuthbert Operation processes copper-containing residues produced during the smelting of copper concentrates. The residues are recovered in electrostatic precipitators (hence, "ESP dust") during the smelting process. Matrix purchases the ESP dust at favourable terms under short-term contractual arrangements. The ESP dust is added to the Mt Cuthbert ores during the crushing and agglomeration step, prior to the ores being placed on the heaps for leaching. As the copper contained in the ESP dust leaches readily, treating these dusts at the Mt Cuthbert Operation adds substantially to operating income.

Matrix is not currently able to purchase the ESP dust under long-term arrangements. Should it not be possible to purchase this material in the future, it could adversely affect the profitability of the Mt Cuthbert operation.

NOTES

NOTES

Corporate Information

Officers

Gregory A. Hahn
President & CEO

J. Christopher Mitchell
Executive Vice President & Chief Financial Officer

Directors

Frank D. Wheatley, Chairman
Gabriel Resources Ltd., Director, Vice President, General Counsel & Secretary
European Goldfields Ltd., Vice President, General Counsel & Secretary

James T. McClements
Resource Capital Funds, L.P., Managing Director
Southern Cross Resources, Director
Gabriel Resources Ltd., Director

Gordon J. Bogden
Beacon Group Advisors, Managing Director
Geomaque Explorations Ltd., Director
Explorations Miniere du Nord Ltee., Director
BacTech Enviromet Corporation, Director
Creststreet Limited Partnership, Director

Graham H. Scott
Vector Corporate Finance Lawyers, Principal

Gregory A. Hahn
Summo Minerals Corporation, President & CEO
Matrix Metals Limited, Director

Corporate Office

1776 Lincoln Street, Suite 900
Denver, Colorado 80203 USA
Phone: 303-861-5400
FAX: 303-863-1736
Toll Free: 877-370-5400

Registered Office

1040 - 999 W. Hastings Street
Vancouver, British Columbia CANADA

Legal Counsel

Vector Corporate Finance Lawyers
Vancouver, British Columbia, CANADA

Solomon Pearl Blum & Quinn LLP
Denver, Colorado USA

Auditors

PricewaterhouseCoopers LLP
Vancouver, British Columbia CANADA

Transfer Agent

Pacific Corporate Trust Company
Vancouver, British Columbia CANADA

Common Stock Trading Symbol: SMA

Listed on the Toronto Stock Exchange

SUMMO MINERALS CORPORATION

1776 Lincoln Street, Suite 900
Denver, Colorado 80203
303-861-5400
www.summominerals.com

NOTES:

1. A proxy, to be valid, must be dated and signed by the member or by his attorney authorized in writing or, where the member is a corporation, by a duly authorized and appointed officer, attorney or representative of the corporation. If the proxy is executed by an attorney for an individual member or by an officer, attorney or representative of a corporate member, the instrument so empowering the officer, attorney or representative, as the case may be, or a notarial copy thereof, or such other documentation in support thereof as may be accepted by the Chairman of the Meeting, must accompany the proxy instrument. If the proxy form is not dated by the member, it shall be deemed to be dated the date of receipt by the Company or Pacific Corporate Trust Company.

2. A proxy to be effective must be deposited at the office of Pacific Corporate Trust Company, Corporate Trust Department, 10th Floor, 625 Howe Street, Vancouver, B.C., V6C 3B8, not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time fixed for the Meeting. **This can be done by mail, by fax ((604) 689-8144), by telephone voting (1-888-Tel-Vote (1-888-835-8683)) or through the Internet (http://www.stocktronics.com/webvote).**

3. If the member will not attend the Meeting but wishes to vote on the resolutions, the member may do either of the following:

   (a) sign, date and return the proxy form. **Where no choice is specified by a member on the proxy form, the Management Appointee will vote the securities as if the member had specified an affirmative vote;** or
   (b) **appoint a person (who need not be a member of the Company) other than the Management Appointees** by crossing off the names of the Management Appointees, inserting the appointed proxyholder's name in the space provided, then signing, dating and returning the proxy form. **Where no choice is specified by a member on a proxy form, the proxy form confers discretionary authority upon the member's appointed proxyholder.**

4. If the member will attend the Meeting and wishes to vote on the resolutions in person, the member may do either of the following:

   (a) if the member is registered on the register of Members, record his attendance with the Company's scrutineers at the Meeting; or
   (b) if the member's securities are registered under the name of a financial institution, cross off the names of the Management Appointees, insert the member's own name in the space provided, indicate a voting choice or not, as desired, and then sign, date and return the proxy form to the financial institution or its agent.

5. This proxy confers discretionary authority with respect to amendments or variations of the matters identified in the Notice of Meeting and with respect to other matters which might properly come before the meeting.

VOTING INSTRUCTIONS:

1. The shares represented by this proxy may be voted "for" or "against" all resolutions, other than the election of directors and appointment of the auditor, above by marking "X" in the box provided for that purpose.

2. By marking an "X" in the box in the left-hand column, a member can specify that the shares represented by this proxy are to be voted for the election of a nominee as a director and for PricewaterhouseCoopers LLP as auditor. By marking an "X" in the box on the right-hand column a member can specify that the shares represented by this proxy are not to be voted for that nominee as a director or for the appointment of PricewaterhouseCoopers LLP as auditor, as the case may be. **Where, for any reason, the instructions of the undersigned are uncertain as they relate to the election of directors, the shares represented by this proxy will not be voted for any director.**

PROXY

Type of Meeting:	Annual and Extraordinary General Meeting	Name of Company:	Summo Minerals Corporation (the "Company")
Meeting Date:	June 21, 2002	Meeting Time:	10:00 a.m. (Toronto time)
Meeting Location:	Prince Edward Room, Fairmont Royal York Hotel, 100 Front Street West, Toronto, Ontario M5J 1E3		

THIS PROXY IS SOLICITED BY MANAGEMENT OF THE COMPANY

The undersigned member of the Company hereby appoints, Frank D. Wheatley, a director of the Company, or failing this person, Graham H. Scott, a director of the Company (the "Management Appointees"), or in the place of the Management Appointees, ______________________ *(please print name)* as proxyholder for and on behalf of the member with power of substitution to attend and vote for and on behalf of the member in respect of all matters that may properly come before the meeting of the members of the Company and at every adjournment thereof, to the same extent and with the same powers as if the undersigned member were present at the said meeting or any adjournment thereof.

The proxyholder is hereby directed by the undersigned as specified herein.

The undersigned hereby revokes any proxy previously given to attend and vote at the meeting.

SECURITIES & EXCHANGE COMMISSION. DIV. OF CORPORATE FINANCE
EXEMPTION NO.82-3971
405 FIFTH STREET N.W. JUDICIARY PLAZA
WASHINGTON DC 20549
USA
000000001882

Resolutions (For full details of each item, please see the enclosed Notice of Meeting and Information Circular)

		For	Against	Withhold
1.	Amendment to Incentive Stock Option Plan			N/A
2.	Advance member approval for the issuance of a number of shares by private placement that exceeds 25% of the Company's issued and outstanding shares			N/A
3.	Continuance into federal jurisdiction			N/A
4.	Alteration of share capital			N/A
5.	Change of name			N/A
6.	For election as a director			
	Ross R. Bhappu		N/A	
	Gordon J. Bogden		N/A	
	Gregory A. Hahn		N/A	
	Patrick James		N/A	
	James T. McClements		N/A	
	Frank D. Wheatley		N/A	
7.	Appointment of auditor		N/A	
8.	Remuneration to be paid to the auditor			N/A

The undersigned member hereby revokes any proxy previously given to attend and vote at the Meeting.

Executed on the .... day of ...., 2002.

Signature of member: ....

Name of member: ....
(please print clearly)

(Continued on reverse)

02 ... -7 ...

SUMMO
MINERALS CORPORATION

Corporate Office:
900 Denver Center Building, 1776 Lincoln Street
Denver, CO 80203, USA
Tel: (303) 861-5400 Fax: (303) 863-1736

NOTICE OF ANNUAL AND EXTRAORDINARY GENERAL MEETING OF MEMBERS

TO THE MEMBERS:

NOTICE IS HEREBY GIVEN that the Annual and Extraordinary General Meeting of **Summo Minerals Corporation** (the "Company") will be held at the Prince Edward Room, The Fairmont Royal York Hotel, 100 Front Street West, Toronto, Ontario M5J 1E3 on **Friday, June 21, 2002** at **10:00 a.m.** (local time) to transact the usual business of an Annual General Meeting and for the following purposes:

1. To receive the Report of the Directors to the Members.

2. To receive the financial statements of the Company and its subsidiaries for the fiscal period ended December 31, 2001 and the report of the auditor thereon.

3. To consider, and if thought fit, to approve, with or without amendment, an ordinary resolution, whereunder the Company's Incentive Stock Option Plan be amended such that the maximum number of shares that may be the subject of options at any given time be increased from 6,000,000 to 30,000,000 shares.

   INSIDERS TO WHOM SHARES MAY BE ISSUED UNDER THE PLAN, AND THEIR RESPECTIVE ASSOCIATES AND AFFILIATES, WILL ABSTAIN FROM VOTING ON THE FOREGOING RESOLUTION. THE APPROVAL OF A MAJORITY OF DISINTERESTED MEMBERS OF THE COMPANY IS THEREFORE SOUGHT.

4. To consider and, if thought fit, to approve, with or without amendment, an ordinary resolution whereunder the Company obtain advance member approval for the issuance of a number of shares by private placement that exceeds 25% of the Company's issued and outstanding share capital, all as more fully set forth in the Information Circular attached hereto and forming a part hereof.

5. To consider and, if thought fit, to approve, with or without amendment, a special resolution authorizing the continuance of the Company out of the Province of British Columbia and into the federal jurisdiction of Canada under the *Canada Business Corporations Act*, all as more fully set forth in the accompanying Information Circular.

   TAKE NOTICE that pursuant to the provisions of Section 37(4) of the *Company Act* (British Columbia) (the "Act"), you may until **June 19, 2002** give the Company a Notice of Dissent by registered mail addressed to the Company at the address set forth above with respect to the special resolution to authorize the continuance of the Company under the *Canada Business Corporations Act*. As a result of giving a Notice of Dissent you may, on receiving a Notice of Intention to Act under Section 207 of the Act, require the Company to purchase all your shares in respect of which the Notice of Dissent was given.

6. To consider and, if thought fit, to approve, with or without amendment, a special resolution, amending the Company's Articles of Continuance by consolidation of the Company's Common Share capital on the basis of one post-consolidation Common Share for each 10 pre-consolidation Common Shares, all as more fully set forth in the accompanying Information Circular.

7. To consider and, if thought fit, to approve, with or without amendment, a special resolution, amending the Company's Articles of Continuance by changing the name of the Company from "Summo Minerals Corporation" to "Constellation Copper Corporation" , all as more fully set forth in the accompanying Information Circular.

8. To elect directors to hold office until the close of the next Annual General Meeting.

9. To appoint an auditor for the Company to hold office until the close of the next Annual General Meeting.

10. To authorize the directors to fix the remuneration to be paid to the auditor of the Company.

11. To transact such other business as may properly come before the meeting or any adjournment or adjournments thereof.

The accompanying Information Circular provides additional information relating to the matters to be dealt with at the Meeting and is deemed to form part of this Notice. Copies of any documents to be considered, approved, ratified and adopted or authorized at the Meeting will be available for inspection at the registered and records office of the Company at 1040-999 West Hastings Street, Vancouver, B.C. V6C 2W2, during normal business hours up to **June 21, 2002** being the date of the Meeting, and at the Meeting.

The directors of the Company fixed the close of business on **May 13, 2002** as the record date for determining holders of common shares who are entitled to vote at the Meeting.

A member entitled to attend and vote at the Meeting is entitled to appoint a proxy to attend and vote in his stead. If you are unable to attend the Meeting in person, please complete, sign and date the enclosed Form of Proxy and return the same in the enclosed return envelope provided for that purpose within the time and to the location in accordance with the instructions set out in the Form of Proxy and Information Circular accompanying this Notice.

DATED at Denver, Colorado, this 16th day of May, 2002.

BY ORDER OF THE BOARD
Summo Minerals Corporation

"Gregory A. Hahn"

Gregory A. Hahn, President

(This page has been left blank intentionally.)

SUMMO MINERALS CORPORATION

Corporate Office:
900 Denver Center Building
1776 Lincoln Street
Denver, CO 80203, USA
Tel: (303) 861-5400 Fax: (303) 863-1736

MANAGEMENT INFORMATION CIRCULAR

As at May 7, 2002
unless otherwise noted

SOLICITATION OF PROXIES

This Information Circular is furnished in connection with the solicitation of proxies by the management of SUMMO MINERALS CORPORATION (the "Company"), at the time and place and for the purposes set forth in the Notice of Meeting.

Note: The term "member" as defined in the Company Act R.S.B.C. 1996, c.62 (the "Company Act") means every person whose name is entered in the register of members of a British Columbia company or any branch register thereof, and has that meaning wherever it appears throughout this Information Circular or the accompanying Notice of Meeting. The exercise by the holder of a share of a British Columbia company or rights granted under or pursuant to the Company Act to a member of such company is contingent upon the holder being registered as a member thereof.

It is expected that the solicitation will be primarily by mail. Proxies may also be solicited personally or by telephone by directors, officers or employees of the Company at nominal cost. The cost of this solicitation will be borne by the Company.

ADVANCE NOTICE OF ANNUAL GENERAL MEETING

An advance notice of the Meeting inviting nominations for election as directors of the Company as required by Section 111 of the Company Act was delivered to the British Columbia

Securities Commission, the Ontario Securities Commission and The Toronto Stock Exchange and was published in The Vancouver Province on April 26, 2002.

APPOINTMENT AND REVOCATION OF PROXIES

The persons named in the accompanying Form of Proxy are nominees of the Company's management. **A member desiring to appoint some other person (who need not be a member) to represent him at the meeting may do so either by:**

(a) STRIKING OUT THE PRINTED NAMES AND INSERTING THE DESIRED PERSON'S NAME IN THE BLANK SPACE PROVIDED IN THE FORM OF PROXY; OR

(b) BY COMPLETING ANOTHER PROPER FORM OF PROXY.

The completed proxy must be deposited at the office of Pacific Corporate Trust Company, Corporate Trust Department, 10th Floor, 625 Howe Street, Vancouver, B.C., V6C 3B8, not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time fixed for the meeting.

A member who has given a proxy may revoke it by an instrument in writing delivered to the office of Pacific Corporate Trust Company, Corporate Trust Department, or to the registered office of the Company, 1040-999 West Hastings Street, Vancouver, B.C. V6C 2W2, at any time up to and including the last business day preceding the day of the meeting, or any adjournment thereof, or to the Chairman of the meeting or any adjournment thereof, or in any other manner provided by law.

VOTING OF PROXIES

If the instructions as to voting indicated in the proxy are certain, the shares represented by the proxy will be voted on any poll and where a choice with respect to any matter to be acted upon has been specified in the proxy, the shares will be voted on any poll in accordance with the specifications so made. IF A CHOICE IS NOT SO SPECIFIED, IT IS INTENDED THAT THE PERSON DESIGNATED BY MANAGEMENT IN THE ACCOMPANYING FORM OF PROXY WILL VOTE THE SHARES REPRESENTED BY THE PROXY IN FAVOUR OF EACH MATTER IDENTIFIED ON THE FORM OF PROXY AND FOR THE NOMINEES OF MANAGEMENT FOR DIRECTORS AND AUDITOR.

The form of proxy accompanying this Information Circular confers discretionary authority upon the named proxyholder with respect to amendments or variations to the matters identified in the accompanying Notice of Meeting and with respect to any other matters which may properly come before the meeting. As of the date of this Information Circular, the management of the Company knows of no such amendment or variation or matters to come before the meeting other than those referred to in the accompanying Notice of Meeting.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Other than as disclosed elsewhere herein, none of the following persons has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon other than the election of directors or the appointment of management:

(a) any director or senior officer of the Company since the commencement of the Company's last completed financial year;
(b) any proposed nominee for election as a director of the Company; and
(c) any associate or affiliate of any of the foregoing persons.

VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

The Company is authorized to issue 600,000,000 Shares divided into 500,000,000 common shares without par value (the "Common Shares") and 100,000,000 Preferred Shares without par value (the "Preferred Shares"). As of May 7, 2002, 247,444,976 Common Shares and no Preferred Shares are issued and outstanding.

Only the holders of Common Shares are entitled to vote at the Meeting and the said holders of Common Shares are entitled to one vote for each Common Share held. The directors of the Company fixed **May 13, 2002** as the record date for the determination of the members entitled to vote at the Meeting.

To the knowledge of the directors and senior officers of the Company, the following are the only persons beneficially owning, directly or indirectly, or exercising control or direction over voting securities carrying more than 10% of the voting rights attached to any class of voting securities of the Company as of May 7, 2002:

Name	Type of Ownership	No. of Voting Securities Owned	Percentage of Issued Voting Securities
St. Mary Minerals Inc.(1)	Direct	37,207,651	15.04%
Resource Capital Fund L.P.(2)	Direct	93,988,931	37.98%
Resource Capital Fund II L.P.(2)	Direct	100,371,031	40.56%

(1) St. Mary Minerals Inc. ("SMI") is a Colorado corporation with a head office at 1100-1776 Lincoln Street, Denver, Colorado, 80203. SMI is a wholly-owned subsidiary of St. Mary Land & Exploration Co., a public company whose shares are posted and listed for trading on NASDAQ.

(2) Resource Capital Fund L.P. ("RCF I") and Resource Capital Fund II L.P. ("RCF II") constitute a "control person" of the Company. James T. McClements, a director of the Company, is also the Chief Executive Officer of Resource Capital Associates L.L.C. and RCF II GP Limited, the General Partners of RCF I and RCF II, respectively.

INCENTIVE STOCK OPTIONS

(a) Summary of General Requirements

At the Company's Annual General Meeting held on May 24, 1996, the members approved an Employee Incentive Stock Option Plan (the "Plan") whereunder up to a total of 2,000,000 Common Shares were allocated and reserved for option. At the Company's Annual General Meetings held in 1997, 1999 and 2000, respectively, the Plan was revised and the number of shares that may be allocated and reserved for option was increased. The last increase, approved by the shareholders in 2000, allocates and reserves up to 6,000,000 Common Shares under the Plan.

The Plan complies with the rules set forth for such plans by The Toronto Stock Exchange (the "TSE") and provides for the issuance of options to directors, officers and employees of the Company and its subsidiaries to purchase common shares of the Company. The stock options are issued at the discretion of the Board of Directors and may be exercisable during a period not exceeding ten years. At no time will more than 6,000,000 Common Shares be under option pursuant to the Plan. The exercise price must not be lower than the "market price" of the Common Shares on the TSE at the time of grant. In the context of the Plan, "market price" means the closing price of the Company's Common Shares on the TSE at the close of trading which immediately preceded the time that the option was granted. If the Common Shares of the Company do not trade on such day, the "market price" shall be the average of the bid and the ask prices on the previous trading day.

The objective of the Plan is to provide for and encourage ownership of common shares of the Company by its directors, officers and key employees and those of any subsidiary companies so that such persons may increase their stake in the Company and benefit from increases in the value of the common shares. The Plan is designed to be competitive with the benefit programs of other companies in the natural resource industry. It is the view of management that the Plan is a significant incentive for the directors, officers and key employees to continue and to increase their efforts in promoting the Company's operations to the mutual benefit of both the Company and such individuals.

(b) Amendment to Incentive Stock Option Plan

As of May 7, 2002, a total of 247,444,976 shares of the Company are issued and outstanding. At the Meeting, the shareholders will be asked to consider, and the directors, believing it to be in the best interests of the Company, recommend the shareholders approve, a resolution whereunder the number of Common Shares of the Company that have been allocated and reserved for issuance in the Company's Incentive Stock Option Plan (the "Plan") be increased from 6,000,000 Common Shares to 30,000,000 Common Shares.

INSIDERS TO WHOM SHARES MAY BE ISSUED UNDER THE PLAN, AND THEIR RESPECTIVE ASSOCIATES AND AFFILIATES, WILL ABSTAIN FROM VOTING ON THE FOREGOING TRANSACTION. THE APPROVAL OF A

MAJORITY OF DISINTERESTED MEMBERS OF THE COMPANY IS THEREFORE SOUGHT.

As a result, at the Meeting, the votes attaching to the 195,078,462 Common Shares held by insiders and their associates will not be counted.

(c) Granting of Options

During the most recently completed financial year (January 1, 2001 to December 31, 2001) (the "Financial Period"), the Company granted the following incentive stock options to its directors and other insiders:

Name of Optionee	Date of Grant	No. of Shares(1)	Consideration received for Options	Exercise Price Per Share	Expiry Date
Gregory A. Hahn	Apr.18/2001	650,000	Nominal	$0.20	Apr.18/2006
J. Christopher Mitchell	Apr.18/2001	500,000	Nominal	$0.20	Apr.18/2006
James D. Frank(2)	Apr.18/2001	350,000	Nominal	$0.20	Apr.18/2006
Robert A. Prescott(2)	Apr.18/2001	350,000	Nominal	$0.20	Apr.18/2006
Gordon J. Bogden	Apr.18/2001	150,000	Nominal	$0.20	Apr.18/2006
James T. McClements	Apr.18/2001	150,000	Nominal	$0.20	Apr.18/2006
Graham H. Scott	Apr.18/2001	150,000	Nominal	$0.20	Apr.18/2006
Frank D. Wheatley	Apr.18/2001	150,000	Nominal	$0.20	Apr.18/2006
Total:		**2,450,000**			

(1) Vesting as to 25% immediately, 50% in year one, 75% in year two and thereafter 100%.
(2) These persons are currently consultants to the Company.

Reference is made to the section captioned "Election of Directors" for further details with respect to the present positions of certain of the aforesaid persons and number of shares held in the Company.

(d) Exercise of Options

No options to purchase Common Shares were exercised by the directors and other insiders of the Company during the Financial Period.

(e) Summary of Number of Securities under Option

In summary:

(i) no incentive stock options to purchase Common Shares were granted during the Financial Period; and
(ii) as at the date hereof, incentive stock options to purchase up to a total of 5,150,000 Common Shares are outstanding, all of which options pertain to insiders.

ADVANCE MEMBER APPROVAL FOR THE ISSUANCE OF A NUMBER OF SHARES BY PRIVATE PLACEMENT THAT EXCEEDS 25% OF THE COMPANY'S ISSUED AND OUTSTANDING SHARE CAPITAL

The Company is presently considering the funding of the pre-production costs of the Lisbon Valley Property, funding a full feasibility study of the Terrazas Property, Mexico, and is reviewing certain acquisitions. The Company from time to time investigates opportunities to raise financing on advantageous terms. It expects to undertake one or more financings over the next year and expects some of them to be structured as private placements.

Under the rules of The Toronto Stock Exchange (the "TSE") the aggregate number of shares of a listed company which are issued or made subject to issuance (i.e. issuable under a share purchase warrant or option or other convertible security) by way of one or more private placement transactions during any particular six-month period must not exceed 25% of the number of shares outstanding (on a non-diluted basis) prior to giving effect to such transactions (the "TSE 25% Rule"), unless there has been member approval of such transactions.

The application of the TSE 25% Rule may restrict the availability to the Company of funds which it may wish to raise in the future by private placement of its securities.

In particular, management of the Company considers it to be in the best interests of the Company to solicit private placement funds for working capital and its development and production activities. The TSE has a working practice that it will accept advance approval by members in anticipation of private placements that may otherwise exceed the TSE 25% Rule, provided such private placements are completed within 12 months of the date such advance member approval is given.

The Company's issued and outstanding share capital as at the date hereof is 247,444,976 Common Shares and the Company proposes that the number of shares which either would be issued or made subject to issuance under one or more private placements in the 12-month period commencing June 21, 2002 would not exceed 247,444,976 Common Shares, or 100% of the Company's issued and outstanding share capital as at May 7, 2002.

Any private placement proceeded with by the Company under the advance approval being sought at the Meeting will be subject to the following additional restrictions:

(a) it must be substantially with parties at arm's length to the Company;
(b) it cannot materially affect control of the Company;
(c) it must be completed within a 12-month period following the date advance member approval is given; and
(d) it must comply with the private placement pricing rules of the TSE which currently require that the issue price per Common Share must not be lower than the closing market price of the common shares on the TSE on the trading day prior to the date notice of the private placement is given to the TSE (the "Market Price"), less the applicable discount as follows:

Market Price	Maximum Discount Therefrom
$0.50 or less	25%
$0.51 to $2.00	20%
Above $2.00	15%

(For these purposes, a private placement of unlisted convertible securities is deemed to be a private placement of the underlying listed securities at an issue price equal to the lowest possible price at which the securities are convertible by the holders thereof.)

In any event, the TSE retains the discretion to decide whether or not a particular placement is "substantially" at arm's length or will materially affect control in which case specific member approval may be required.

In anticipation that the Company may wish to enter into one or more private placements in the next 12 months that will result in it issuing and/or making issuable such number of its common shares, taking into account any shares that may be issued upon exercise of any warrants, options or other rights granted in connection with the private placements, that will exceed the TSE 25% Rule, the Company requests its members to pass an ordinary resolution on the following terms:

> "BE IT RESOLVED, with or without amendment, as an ordinary resolution, that the issuance by the Company in one or more private placements during the 12-month period commencing June 21, 2002 of such number of securities that would result in the Company issuing or making issuable up to 247,444,976 common shares, or 100% of the Company's issued and outstanding share capital as of May 7, 2002, as more particularly described in the Company's Information Circular, is hereby approved."

The directors of the Company believe the passing of the ordinary resolution to be in the best interests of the Company and recommend the members vote in favour of the resolution. In the event the resolution is not passed, the TSE will not approve any private placements that result in the issuance or possible issuance of a number of shares which exceeds the TSE 25% Rule, without specific member approval. Such restriction could impede the Company's timely access to required funds on favourable terms.

An ordinary resolution requires the approval of a simple majority of the votes cast by those members of the Company who, being entitled to do so, vote in person at a general meeting of the Company.

CONTINUANCE UNDER THE CANADA BUSINESS CORPORATIONS ACT

Introduction

At the Meeting, the members will be asked to consider, and the directors recommend the members approve, a special resolution authorizing the continuance (the "Continuance") of the Company under the *Canada Business Corporations Act* (the "CBCA").

The Company is currently governed, as to matters of corporate law, by the *Company Act* (British Columbia) (the "BCAA"). A company subject to the BCAA may, if authorized by special resolution and the Registrar of Companies of British Columbia (the "Registrar"), apply to the Director appointed under the CBCA (the "Director") for a certificate of continuance under the CBCA. Upon the issuance of a certificate of continuance in respect of the Company, the BCCA will cease to apply to the Company and the CBCA will become applicable to the Company as if the Company had been incorporated under the CBCA. As the Company intends to maintain its registered and records office in British Columbia, the Company will be making application to register as an extra-provincial company under the BCCA.

The Company will retain its listing on The Toronto Stock Exchange and will maintain a branch register of transfers in the Province of British Columbia following the continuance of the Company under the CBCA.

Proceedings at the Meeting

If the motion proposing the Continuance is passed, the Meeting will be adjourned in order for the Company to be continued under the CBCA by recording of the applicable documentation with the Director appointed under the CBCA. Following such recording, the meeting will reconvene, and the members will elect the board of directors and conduct the remaining business on the agenda.

Reasons for the Proposed Continuance

Management of the Company believes that the Continuance will permit the Company to take advantage of the more modern corporate law procedures provided by the CBCA, in light of the amendments to the CBCA which became effective on November 24, 2001.

Of particular significance to the Company is the amendment which lowers from 50% to 25%, the percentage of the number of the members of the board of directors of the Company which must be held by residents of Canada. The Company conducts operations in the United States, Mexico and Australia. The Continuance will permit the Company to have a board which better reflects the geographical distribution of the Company's operations and its shareholders.

Differences between the BCCA and the CBCA

There are a number of differences between the BCCA and the CBCA that may materially affect the rights of shareholders. The following chart provides a brief summary of some of the changes that will occur as a result of the Continuance becoming effective. This summary is not intended to be exhaustive and members should consult their legal advisors regarding all of the implications of the continuance. Reference is made to the text below the chart for more detailed information.

Right	BCCA	CBCA
Approval required for fundamental changes such as mergers, consolidations, amalgamations, continuances and arrangements	Three-quarters of all shares voting on the matter (includes in certain cases, non-voting shares and shares entitled to vote separately as a class or series)	Not less than two-thirds of the votes cast by shareholders who voted in respect of that resolution
Approval required for other extraordinary transactions (including sales, leases or exchanges of all or substantially all of corporation's assets, liquidation or winding-up)	Three-quarters of all shares voting on the matter (includes in certain cases, non-voting shares and shares entitled to vote separately as a class or series)	Not less than two-thirds of the votes cast by shareholders who voted in respect of that resolution
Offer by an issuer to repurchase common shares of that issuer	Offers must generally be made to all holders of common shares; purchases generally from individual shareholders are not permitted; the take-over rules, valuation and additional disclosure requirements also apply	Offers need not be made to all holders, but cannot be made if the company would be insolvent upon the completion of the purchase
Dissenter's appraisal rights	Allowed in most extraordinary transactions and certain other fundamental changes	Allowed in a somewhat smaller number of transactions

Right	BCCA	CBCA
Shareholder proposals	The company must include shareholders' nominee for director in management's information circular, if supported by 10% of the shares	The company must include any shareholders' proposal in management's information circular, if supported by 5% of the shares
Attendance at shareholder meetings by telephone or electronic means	Not permitted	Permitted if the Company makes available telephone, electronic or other communications facilities
Arrangements	A compromise or arrangement must be between the Company and its creditors or shareholders	No restriction on the parties to a compromise or arrangement
Residency of directors	Majority must be ordinarily resident in Canada; one must be a resident of British Columbia	25% must be Canadian residents, except (a) for a holding corporation in which not more than one-third must be Canadian residents if it earns less than 5% of its gross revenues in Canada and (b) if the corporation has fewer than four directors, one of them must be a Canadian resident
Removal of directors	Special resolution required	Ordinary resolution at a special meeting
Registered office	Must be situated in British Columbia	May be situated anywhere in Canada
Location of general meetings	In British Columbia unless the Registrar of Companies consents to the holding of a meeting at some other place	At the place specified in the Company's Articles
Statutory Amalgamation	Court and shareholder approval (special resolution)	Shareholder approval (special resolution) only
Indemnification of director	Court approval	No court approval

Right	BCCA	CBCA
Authorized capital	Must be fixed at a specific amount	Unlimited
Alteration/Creation of Share Capital	Does not give rise to a right of dissent	May have the right to dissent
Powers of Board of Directors	Any, but not all, powers may be delegated to a committee	Limitations on powers that may be delegated. At least 25% of directors present at board meetings must be Canadian residents
Amendments to Articles (By-Laws)	Require approval of shareholders at a general meeting	Effective immediately upon approval of directors; ratified by shareholders at next general meeting
Financial Assistance	Restricted in certain circumstances, including for the purposes of purchasing shares in the Company	No restrictions
Voting Rights	Only if the share carries the right to vote	Even if the share does not otherwise carry the right to vote, shareholders can vote on certain fundamental changes
Take-over Bid or Issuer Bid accepted by holders of not less than 90% of the securities of the class to which the bid relates	The offeror must be a company existing under the BCCA	The offeror may be incorporated anywhere
Corporate and Accounting Records		May be maintained outside Canada, subject to the Income Tax Act and other revenue statutes

Effects of Continuance

General

The Continuance does not create a new legal entity, nor will it prejudice or affect the continuity of the Company. The Continuance will not result in any change in the business of the Company nor in the persons who constitute the company's board of directors and officers. Subsections 187(7) and (8) of the CBCA provide as follows:

> *"(7)* ***Rights preserved*** – When a body corporate is continued as a corporation under this Act,
>
> *(a) the property of the body corporate continues to be the property of the corporation;*
> *(b) the corporation continues to be liable for the obligations of the body corporate;*
> *(c) an existing cause of action, claim or liability to prosecution is unaffected;*
> *(d) a civil, criminal or administrative action or proceeding pending by or against the body corporate may be enforced by or against the corporation; and*
> *(e) a conviction against, or ruling, order or judgment in favour of or against, the body corporate may be enforced by or against the corporation.*
>
> *(8)* ***Issued shares*** *– subject to subsection 49(8), a share of a body corporate issued before the body corporate was continued under this Act is deemed to have been issued in compliance with the Act and with the provisions of the articles of continuance irrespective of whether the share is fully paid and irrespective of any designation, rights, privileges, restrictions or conditions set out on or referred to in the certificate representing the share; and continuance under this section does not deprive a holder of any right or privilege that the holder claims under, or relieve the holder of any liability in respect of, an issued share".*

Articles of Continuance and General By-law

As a British Columbia company, the Company's charter documents currently consist of a memorandum, which sets out the name and authorized capital of the Company, and articles, which are, in effect, the internal regulations for the functioning of the Company. Upon the Continuance taking effect, the Articles of Continuance will take the place of the memorandum, and will set out the rights, privileges, restrictions and conditions attached to the shares of the Company (which are presently set out in the articles).

The proposed Articles of Continuance are set out in Schedule "A" to this Information Circular. The alterations will (i) provide that an unlimited number of Common Shares and Preferred Shares without par value (the "Preferred Shares") are authorized; (ii) change article or section numbers and references to the governing statute and otherwise allow conformity with the provisions of the CBCA, (iii) expressly set out the rights, privileges, restrictions and conditions attaching to the Common Shares, as required by the CBCA; and (iv) provide that the provisions contained in the share provisions for the Preferred Shares (none of which are currently outstanding) may be repealed, abrogated, altered, varied, added to, modified, amended or amplified with the consent of the holders of two-thirds of the Preferred Shares then outstanding or by a resolution passed with the affirmative vote of note less than two-thirds of the votes of such holders cast on a poll. Except for such alterations, the rights and restrictions which are presently applicable to the shares of the Company are substantially the same as the rights, privileges, restrictions and conditions which will attach to such shares after Continuance and are set out in the Articles of Continuance.

Currently the Company is authorized to issue 600,000,000 shares divided into 500,000,000 Common Shares and 100,000,000 Preferred Shares. The Articles of Continuance provide for an unlimited number of Common Shares and Preferred Shares. The Company has been informed by its advisors that it is typical for corporations incorporated under the CBCA to have an unlimited number of shares, to provide increased future flexibility to the Company.

As described above under "Differences between the BCCA and the CBCA", under the CBCA, a meeting of shareholders may be held anywhere in Canada and at a place outside Canada if the place is specified in the articles of the corporation. The proposed Articles of Continuance indicate that meetings of shareholders of the Company may be held anywhere in Canada and at Denver, Colorado, London, England and Sydney, Australia.

The proposed General By-law is set out in Schedule "B" to this Information Circular. The Continuance Resolution provides for the adoption of this General By-law. This General By-law, which would become effective upon the Continuance, is consistent with the provisions of the CBCA and with modern corporate practice.

Number of Directors

Currently, the Company has determined the number of directors of the Company at five.

The CBCA provides that the shareholders of a company may provide in the articles of the Company for a minimum or maximum of directors. The shareholders may adopt an amendment to the articles of the Company to increase or, subject to the provisions of the CBCA, decrease the minimum or maximum number of directors. The Articles of Continuance provide that the Company shall have a minimum of three and a maximum of ten directors, and the actual number of directors within the minimum and maximum number may be determined from time to time by resolution of the directors. They also allow the directors to appoint one or more additional directors (not exceeding one-third of the directors elected at the previous annual meeting of shareholders) between annual meetings of shareholders. The BCCA currently permits additional directors to be appointed on this basis and the directors believe that it would be in the best interests of the Company and its shareholders for the Board to continue to be able to appoint, from time to time, one or more qualified persons as directors when such person or persons become available.

The continuance is subject to the approval of the regulatory authorities having jurisdiction. The continuance will become effective upon the Articles of Continuance being filed with and accepted by the Director of the CBCA. The Company's legal advisors in British Columbia are of the opinion that the Company's application for the consent of the Registrar to the Continuance will be granted. Following the passing of the Continuance Resolution, the Articles of Continuance must be filed with and accepted by the Director under the CBCA to effect the continuance of the Company under the CBCA. If the members approve the special resolution for the continuance, the Articles of Continuance will be filed immediately, and the Meeting will be adjourned until such time as such filing has been accepted.

The text of the special resolution (the "Continuance Resolution"), in substantially the form to be presented to the members, subject to such changes not affecting the general intent of the said resolution as may be required by the regulatory authorities or by counsel for the Company, is set forth below:

"UPON MOTION, IT WAS RESOLVED, as a special resolution, that:

1. the Company make application to the Director (the "Director") appointed under the *Canada Business Corporations* Act (the "CBCA") for a Certificate of Continuance continuing the Company as a corporation to which the CBCA applies and in connection therewith make application to the Registrar of Companies (the "Registrar") appointed under the *Company Act* (British Columbia) for authorization to permit the Company to apply for such certificate of continuance and continue under the laws of Canada under the CBCA as if it had been incorporated under the CBCA (the "Continuance");

2. the articles of continuance (the "Articles of Continuance") of the Company shall provide for:

    (a) an authorized capital consisting of an unlimited number of common shares without par value and an unlimited number of Preferred Shares without par value, issuable in series; and
    (b) a minimum of three and a maximum of 10 directors

    and shall otherwise be substantially in the form attached as Schedule "A" to the Information Circular of the Company, dated May 7, 2002, (the "Information Circular"), with such related amendments, deletions or alterations as may be considered necessary or advisable by any officer of the Company in order to ensure compliance with the provisions of the CBCA, as the same may be amended, and the requirements of the Director thereunder.

3. subject to the issuance of such a Certificate of Continuance and the Registrar providing such authorization and without affecting the validity of the incorporation or existence of the Company by and under its memorandum and articles or of any act done thereunder, the Company is hereby authorized to approve and adopt, in substitution for the existing Memorandum and Articles, the Articles of Continuance attached as Schedule "A" to the Information Circular, with any amendments, deletions or alterations as described in paragraph 2 of this resolution, which Articles of Continuance are hereby approved, and all amendments to the memorandum and articles of the Company reflected therein are hereby approved;

4. effective upon the issuance of such Certificate of Continuance, the General By-law attached as Schedule "B" to the Information Circular is hereby adopted and approved;

5. notwithstanding that this special resolution has been duly passed by the members of the Company, the board of directors of the Company be and it is hereby authorized and empowered, in its sole discretion, to abandon the application for a certificate of continuance continuing the Company as a corporation to which the CBCA applies, or to determine not to proceed with the continuance, without further approval of the members of the Company, at any time prior to the endorsement by the Director of a certificate of continuance;

6. any director or officer of the Company be, and such director or officer hereby is, authorized and empowered, acting for, in the name of and on behalf of the Company, to execute or cause to be executed, under the seal of the Company or otherwise, and to deliver or cause to be delivered, such other documents and instruments, and to take such other actions as such officer or director may determine to be necessary or advisable to implement this resolution and the matters authorized hereby including, without limitation, the execution of the General By-law, execution and filing of Articles of Continuance and any forms prescribed or contemplated by the CBCA with the Director and the filing with the Registrar of a duly certified copy of the Certificate of Continuance, such determination to be conclusively evidenced by the execution and delivery of such documents or instruments and the taking of any such actions."

The special resolution authorizing the continuance of the Company under the CBCA will authorize the directors not to proceed with the continuance if, in the opinion of the Board of Directors, such continuance is not in the best interests of the Company.

The proposed Articles of Continuance and General By-Law of the Company to be presented to the Meeting may be inspected during regular business hours at the registered office of the Company at 1040-999 West Hastings Street, Vancouver, B.C. V6C 2W2.

RIGHTS OF DISSENT

Dissent Rights under the BCCA for the Continuance

TAKE NOTICE that pursuant to section 37 of the BCCA, you may until two days before the date of the Meeting, give the Company a Notice of Dissent by registered mail, addressed to the Company at 1040-999 West Hastings Street, Vancouver, B.C. V6C 2W2, with respect to the Continuance Resolution. As a result of giving a Notice of Dissent, you may, upon receiving a Notice of Intention to Act under Section 207 of the BCCA, require the Company to purchase all your shares in respect of which the Notice of Dissent was given. A vote against the special resolution or withholding a vote does not constitute a Notice of Dissent.

Any holder of the Company's Common Shares is entitled to be paid the fair value of all, but not less than all, of such shares in accordance with Section 207 of the BCCA if the holder of the Company's Common Shares dissents to the continuance of the Company from the BCCA to the CBCA and such continuance becomes effective. A holder of the Company's Common Shares is not entitled to dissent with respect to the continuance under the BCCA if he votes any of such shares in favour of the special resolution authorizing the continuance of the Company.

Procedure for Dissent under the BCCA

If the special resolution is approved, the Company must notify the dissenting member of its intention to act and must advise the dissenting member of his rights under Section 207 of the BCCA. Within 14 days of the Company giving Notice of Intention to Act, the dissenting member must deliver to the registered office of the Company a notice that he requires the Company to purchase all of his Common Shares (the "Demand for Payment"), and the applicable share certificates. Upon receipt of such notice and share certificates, the dissenting member is bound to sell his Common Shares and the Company is bound to buy them.

Under the BCCA, a dissenting shareholder who has sent a Demand for Payment may apply to the Court which may:

(a) require the dissenting shareholder to sell and the company to purchase the shares in respect of which the Demand for Payment has been given;

(b) set the price and terms of the purchase and sale, or order that the price and terms be established by arbitration, in either case having due regard for the rights of creditors; and

(c) join in the application any other dissenting shareholder who has delivered a Demand for Payment; and

(d) make consequential orders and given directions it considers appropriate.

Under the BCCA, a dissenting shareholder who has delivered a Demand for Payment may not vote, or exercise or assert any rights of a member in respect of the shares for which a Demand for Payment has been given, other than the right to receive payment for those shares. Until a dissenting shareholder who has delivered a Demand for Payment is paid in full, that dissenting shareholder may exercise and assert all the rights of a creditor of the company. A dissenting shareholder may not withdraw his or her Demand for Payment unless the Company consents.

The foregoing is a summary only of the right of dissent under the BCCA with respect to the special resolution to approve the continuance. It is suggested that any member wishing to avail himself of the right of dissent under the BCCA retain his own legal counsel as failure to comply strictly with the provisions of the BCCA may prejudice his right of dissent.

ELECTION OF DIRECTORS

The Board of Directors presently consists of five directors and it is intended to elect six directors for the ensuing year.

The term of office of each of the present directors expires at the Meeting.

The nominees proposed by management presume that the motion approving the Continuance is carried and the Articles of Continuance are recorded with the Director appointed under the CBCA prior to the election of the directors. In the event that the motion approving the continuance is not carried, the list of nominees for election as directors will be revised so that the board will comply with the requirements of the BCCA.

The persons named in the following table are proposed by management for election as directors of the Company. Each director elected will hold office until the next Annual General Meeting or until his successor is duly elected or appointed, unless his office is earlier vacated in accordance with the charter documents of the Company or he becomes disqualified to act as a director. In the absence of instructions to the contrary, the enclosed Proxy will be voted for the nominees listed herein.

MANAGEMENT DOES NOT CONTEMPLATE THAT ANY OF THE NOMINEES WILL BE UNABLE TO SERVE AS A DIRECTOR. THE COMPANY HAS NOT RECEIVED NOTICE OF AND MANAGEMENT IS NOT AWARE OF ANY PROPOSED NOMINEE IN ADDITION TO THE NAMED NOMINEE.

The following information concerning the respective nominees has been furnished by each of them:

Name, Country of Ordinary Residence	Principal Occupation or Employment and, if not elected a director by a vote of security holders, occupation during the past five years(2)	First and Present Position with the Company(1)	Approx. no. of voting securities beneficially owned, directly or indirectly or over which direction or control is exercised(3)
Frank D. Wheatley(4)(5) Canada	Lawyer; President and Chief Operating Officer, Apr.1999 to Apr./2001, Vice-President and General Counsel, Apr./2001 to date, Gabriel Resources Ltd.	Chairman and Director, Jun.25/1999 to date	Nil
Gregory A. Hahn United States	Professional geologist; President and director of the Company	Director, Mar.09/1994 to date and President, Jun.22/1995 to date	150,000
James T. McClements(4)(5) United States	Chief Executive Officer, Resource Capital Funds, Apr./1988 to date; Senior Vice-President and director NM Rothschild & Sons (Denver), Mar./1994 to Apr,/1998	Director, Jun.25/1999 to date	Nil
Gordon J. Bogden(4)(5) Canada	Managing Director, Beacon Group Advisors Inc., Jan./2001 to date; Director, Newcrest Capital Inc., Nov./1999 to Nov./2000	Director, Jun.25/1999 to date	Nil
Ross R. Bhappu United States	Vice-President, RCF Management LLC, the management company for Resource Capital Funds, Mar./2001 to date; Director, Mountain States R&D International, Inc., a U.S. based metallurgical consulting firm; President and Chief Executive Officer, GTN Copper Corporation, Aug./1997 to Mar./2001; Director, Business Development and Planning, Newmont Mining Corporation, Nov./1993 to Jul.1997	Nominee	Nil

Name, Country of Ordinary Residence	Principal Occupation or Employment and, if not elected a director by a vote of security holders, occupation during the past five years(2)	First and Present Position with the Company(1)	Approx. no. of voting securities beneficially owned, directly or indirectly or over which direction or control is exercised(3)
Patrick M. James United States	Independent natural resource management consultant, Feb./2001 to date; President and Chief Executive Officer, Rio Algom Limited, Jun./1997 to Feb./2001; director and officer, Santa Fe Pacific Gold Corporation, 1979-1997	Nominee	Nil

(1) For the purposes of disclosing positions held in the Company, "Company" shall include the Company and/or a parent or subsidiary thereof.
(2) Unless otherwise stated above, each of the above-named nominees has held the principal occupation or employment indicated for at least five years.
(3) Securities beneficially owned by directors is based on information furnished to the Company by the nominees.
(4) Member of Audit Committee.
(5) Member of Compensation Committee.

ALTERATION OF SHARE CAPITAL

At the Meeting, the members will be asked to consider, and the directors recommend the shareholders approve, a special resolution, with or without amendment, amending the Company's Articles of Continuance by consolidation of the Company's Common Share capital on the basis of one post-consolidation Common Share for each 10 pre-consolidation Common Shares.

The text of the special resolution, in substantially the form to be presented to the members, subject to such changes not affecting the general intent of the said resolution as may be required by the regulatory authorities or by counsel for the Company, is set forth below:

BE IT RESOLVED, with or without amendment, as a special resolution that:

(a) the Articles of Continuance of the Company be amended pursuant to Section 173 of the *Canada Business Corporations Act* such that the issued and outstanding Common Shares of the Company be consolidated on the basis of one new Common Share for each 10 Common Shares outstanding immediately prior to giving effect to the consolidation;

(b) shareholders shall not be entitled to receive fractional Common Shares as a result of the consolidation and the number of Common Shares issuable on the consolidation shall be rounded down to the nearest whole number of Common Shares;

(c) any one or more directors or officers be and they are hereby authorized, upon the board of directors resolving to give effect to this resolution, to take all necessary steps and proceedings, and to execute and deliver and file any and all applications, declarations, documents and other instruments and do all such other acts and things (whether under the corporate seal of the Company or otherwise) that may be necessary or desirable to give effect to the provisions of this resolution; and

(d) notwithstanding the approval of the shareholders of the Company as herein provided, the board of directors of the Company may, in their sole discretion, revoke this special resolution before it is acted upon, without further approval of the shareholders of the Company.

The purpose of the alteration of share capital is to provide the Company with suitable and sufficient authorized capital to offer the Company increased flexibility in raising equity capital.

In accordance with section 1 of the *Canada Business Corporations Act*, a "special resolution" means a resolution passed by a majority of not less than two-thirds of the votes cast by the shareholders who voted in respect of that resolution or signed by all the shareholders entitled to vote on that resolution.

CHANGE OF NAME

At the Meeting, the members will be asked to consider, and the directors recommend the shareholders approve, a special resolution, with or without amendment, amending the Company's Articles of Continuance by changing the name of the Company from "Summo Minerals Corporation" to "Constellation Copper Corporation". The proposed Articles of Amendment are set out in Schedule "C" to this Information Circular.

The text of the special resolution, in substantially the form to be presented to the members, subject to such changes not affecting the general intent of the said resolution as may be required by the regulatory authorities or by counsel for the Company, is set forth below:

BE IT RESOLVED, with or without amendment, as a special resolution that:

(a) the Articles of Continuance of the Company be amended pursuant to Section 173 of the *Canada Business Corporations Act* such that the name of the Company is changed from "Summo Minerals Corporation" to "Constellation Copper Corporation";

(b) any one or more directors or officers be and they are hereby authorized, upon the board of directors resolving to give effect to this resolution, to take all necessary steps and proceedings, and to execute and deliver and file any and all applications, declarations, documents and other instruments and do all such other acts and things (whether under the corporate seal of the Company or otherwise) that may be necessary or desirable to give effect to the provisions of this resolution; and

(c) notwithstanding the approval of the shareholders of the Company as herein provided, the board of directors of the Company may, in their sole discretion, revoke this special resolution before it is acted upon, without further approval of the shareholders of the Company.

In accordance with section 1 of the *Canada Business Corporations Act*, a "special resolution" means a resolution passed by a majority of not less than two-thirds of the votes cast by the shareholders who voted in respect of that resolution or signed by all the shareholders entitled to vote on that resolution.

STATEMENT OF EXECUTIVE COMPENSATION

Reference is made to Schedule "D" attached hereto and forming a part hereof.

INDEBTEDNESS TO COMPANY OF DIRECTORS, EXECUTIVE OFFICERS AND SENIOR OFFICERS

None of the directors, executive officers and senior officers of the Company or any of its subsidiaries, proposed nominees for election or associates of such persons is or has been indebted to the Company (other than routine indebtedness) in excess of $25,000 at any time for any reason whatsoever, including the purchase of securities of the Company or any of its subsidiaries.

INTEREST OF INSIDERS IN MATERIAL TRANSACTIONS

Since the commencement of the Company's last completed financial year, other than as disclosed elsewhere herein, no insider, proposed nominee for election as a director or any associate or affiliate of such insider or proposed nominee of the Company has any material interest, direct or indirect, in any transaction or in any proposed transaction which has materially affected or would materially affect the Company or any of its subsidiaries save and except as set forth below:

A. <u>Loan in the principal amount of $5,750,000 U.S. ($7,904,250 Cdn.) and Private Placement Transaction</u>

Resource Capital Fund II L.P. ("RCF II") has provided a loan facility to the Company in the maximum principal amount of $5,750,000 U.S. ($7,904,250 Cdn.) (the "First Loan"), bearing interest at the "Prime" rate + 0.25% per annum, where "Prime" means an annual rate of interest which equals the floating commercial loan rate of Bank One, Colorado, announced from time to time as its "prime rate", which rate is adjustable on the date of any change. Interest is payable semi-annually, in arrears, and may, at the Company's election, be paid in shares. The purpose of the First Loan was to: (i) finance the Company's acquisition of 48% of the issued shares of Matrix Metals Limited (the "Matrix Shares"), a company listed on the Australian Stock Exchange; and (ii) allow the Company to lend funds on an inter-company basis to Matrix for working capital purposes. The First Loan is advanced, in whole or in part, at the election of the Company.

In consideration for the First Loan, the Company has issued to RCF II non-transferable share purchase warrants (the "Warrants") to purchase up to a maximum of 28,775,000 Common Shares of the Company.

The Warrants associated with each tranche of the first Loan will have a term of three years commencing on the date such tranche is drawn-down.

In April, 2002, as part of the Company's capital restructuring plan, all 28,775,000 Warrants were exercised.

RCF I and RCF II collectively constitute a "control person" of the Company. James T. McClements, a director of the Company, is also the Chief Executive Officer of Resource Capital Associates L.L.C. and RCF II GP Limited, the General Partners of RCF I and RCF II, respectively.

B. Loan in the principal amount of $900,000 U.S. ($1,368,990 Cdn.)

On August 1, 2001 and September 24, 2001, RCF II provided a further loan facility in two tranches of $500,000 U.S. and $400,000 U.S. respectively (collectively the "Second Loan") in the aggregate amount of $900,000 U.S. ($1,368,990 Cdn.) with 9,000,000 warrants (a "Warrant" or, collectively, the "Warrants") attached. One whole Warrant entitled RCF II to purchase one additional Common Share at $0.15 Cdn. per share and expires on the first to occur of (i) the sale by the Company of any of its equity interest in Matrix Metals Limited (41,985,715 ordinary shares) or (ii) the sale by the Company any of the its property interest in the Terrazas Project, Mexico, or (iii) December 31, 2005.

The proceeds of the Second Loan were used to provide general working capital.

In April, 2002, as part of the Company's capital restructuring plan, all 9,000,000 Warrants were exercised.

C. Loan in the principal amount of $1,100,000 U.S. ($1,750,900 Cdn.)

RCF II provided a further loan facility (the "Third Loan") to the Company of up to $1,100,000 U.S. in two tranches as follows:

(a) $600,000 U.S. ($952,500 Cdn.) (the "First Tranche") on November 16, 2001; and

(b) $500,000 U.S. ($798,400 Cdn.) (the "Second Tranche") on January 3, 2002.

The Third Loan is convertible, at the election of RCF II, into a total of 31,582,000 Common Shares of the Company, as follows:

(a) the First Tranche: into 17,226,545 Common Shares; and
(b) the Second Tranche: into 14,355,455 Common Shares

on the basis of $0.055 Cdn. per Common Share and an exchange rate of $1.00 U.S. equals $1.5770 Cdn.

The proceeds of the Third Loan were used to fund the working capital requirements of Matrix Metals Limited ("Matrix"), completion of the pre-feasibility study on the Terrazas copper-zinc oxide property, Mexico, and the Company's working capital requirements.

The Company issued to RCF II 550,000 Common Shares in consideration of establishing the Third Loan in the principal amount of $1,100,000 U.S.

The Third Loan is repayable on the first to occur of (i) the sale or joint venture by the Company of a material (>10%) interest in Matrix Metals Limited (41,985,715 ordinary shares) (or Matrix's projects, including Mt. Cuthbert, White Range and Mt. Watson) or its property interest in the Lisbon Valley Copper Project, San Juan County, Utah, or the Terrazas Project, Mexico, or (ii) December 31, 2005. The Company has elected to settle interest on the Third Loan accrued through March 31, 2002, by the issuance of 941,124 Common Shares. It is the Company's intention to have the Third Loan converted into Common Shares as part of the Company's capital restructuring plan.

Reference is also made to the heading "Incentive Stock Options ".

APPOINTMENT AND REMUNERATION OF AUDITOR

The management of the Company will recommend to the Meeting the appointment of PricewaterhouseCoopers, LLP, of 400-609 Granville Street, Vancouver, B.C. V7Y 1L3, as auditor of the Company to hold office until the close of the next Annual General Meeting of members. It is proposed that the remuneration to be paid to the auditor be fixed by the directors.

Coopers & Lybrand, LLP, the predecessor of PricewaterhouseCoopers, LLP was first appointed auditor of the Company on January 25, 1996.

MANAGEMENT CONTRACTS

There are no management functions of the Company or a subsidiary thereof which are to any substantial degree performed by a person other than a director or senior officer of the Company or a subsidiary thereof.

PARTICULARS OF OTHER MATTERS TO BE ACTED UPON

It is not known that any other matters will come before the meeting other than as set forth above and in the Notice of Meeting accompanying this Information Circular, but if such should occur the persons named in the accompanying Form of Proxy intend to vote on them in accordance with their best judgement exercising discretionary authority with respect to amendments or variations of matters identified in the Notice of Meeting and other matters which may properly come before the meeting or any adjournment thereof.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

The Company listed its shares on The Toronto Stock Exchange (the "TSE") in January 1996. To date a corporate governance committee has not been formed. This section discloses the corporate governance practices of the Company as required by the TSE under section 474 of the Company Manual (the "Guidelines").

A. Mandate and Responsibility of the Board

The Board of Directors is responsible for supervising management in carrying on the business and affairs of the Company. Directors are required to act and exercise their powers with reasonable prudence in the best interests of the Company. The Board agrees with and confirms its responsibility for overseeing management's performance in the following particular areas set forth in the Guidelines:

- the strategic planning process of the Company;
- identification and management of the principal risks associates with the business of the Company;
- planning for succession of management;
- the Company's policies regarding communications with its members and others; and
- the integrity of the internal controls and management information systems of the Company.

In carrying out its mandate, the Board relies primarily on management to provide it with regular detailed reports on the operations of the Company and its financial position. The Board reviews and assesses these reports and other information provided to it at meetings of the full Board and of its committees. The President and CEO is a member of the Board, giving the Board direct access to information on his areas of responsibility. Other management personnel regularly attend Board meetings to provide information and answer questions. Directors also consult from time to time with management and visit the operations of the Company. The reports and information provided to the Board include details concerning the monitoring and management of the risks associates with the Company's operations, such as compliance with safety standards and legal requirements, environmental issues and the financial position and liquidity of the Company. At least annually, the Board reviews management's report on its business and strategic plan and any changes with respect to risk management and succession planning.

The Board has considered whether it is necessary or appropriate to appoint a Chairman of the Board who is not involved in management. On June 25, 1999, the Board appointed Frank D. Wheatley as Chairman. The Chairman assists the Board to function independently of management.

B. Composition of the Board

The Board is comprised of five directors. One of the directors, Gregory A. Hahn, is an officer of the Company and is involved in management of the Company. As such, Mr. Hahn is a "related director" for the purposes of the Guidelines. Four of the directors are "unrelated directors".

For the purposes of the Guidelines since the Board considers that they are free from relationships or other interests which could, or could reasonably be perceived to, materially interfere with their ability to act or exercise judgment in the best interests of the Company, other than interests and relationships arising from their shareholdings. If any conflict of interest situation arises, the directors involved abstain from voting, in accordance with corporate law principles.

The Company does have a single significant shareholder, being a shareholder with the ability to exercise a majority of the votes for the election of the Board of Directors. Resource Capital Fund L.P. ("RCF I") and Resource Capital Fund L.P II (collectively "RCF") hold 78.7% of the issued shares of the Company. The Board includes a number of directors who do not have interests in or relationships with either the Company or RCF and which fairly reflects the investment in the Company by shareholders other than RCF.

Accordingly, the Board considers that the composition of the Board meets the Guidelines. The Board also considers that its composition fairly reflects the shareholdings in the Company.

The Board considers its size to be appropriate and effective for the carrying out of its responsibilities.

C. Description of Board Committees

The Board has established two full-time committees, an Audit Committee and a Compensation Committee.

The Audit Committee is composed of three directors, all of whom are "unrelated". The Audit Committee has responsibility for overseeing the internal controls and management information systems of the Company, and for reviewing and recommending to the Board for approval all external financial reporting of the Company. The Audit Committee interacts with the Company's internal financial officer and with the external auditors in their review of the Company's financial statements and internal control systems. The Audit Committee also reviews annually the management arrangements for the Company. The Audit Committee reviews the

Company's financial statements before they are approved by the Board. Reference is made to the section captioned, "Election of Directors", with respect to the members of the Audit Committee.

The Compensation Committee is composed of three directors, all of whom are "unrelated". The Compensation Committee has responsibility for determining the appropriate levels of compensation for management and for determining related compensatory matters such as the granting of incentive stock options. The Compensation Committee meets at least annually.

The Company considers that its corporate governance practices substantially comply with the Guidelines for Improved Corporate Governance in Canada adopted by The Toronto Stock Exchange.

D. *Identification of Prospective Directors*

All directors have been charged with identifying potential new Board members who could serve in an appropriate capacity as the Company grows. Changes to the Board can be expected periodically as the Company matures and the Board identifies prospective new members who can help direct the Company.

BOARD APPROVAL

The contents of this Information Circular have been approved in substance and its mailing has been authorized by the directors of the Company pursuant to consent resolutions passed as of May 16, 2002.

CERTIFICATE

The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made.

BY ORDER OF THE BOARD
Summo Minerals Corporation

"Gregory A. Hahn"

Gregory A. Hahn, President

Schedule "A" to the Information Circular of
Summo Minerals Corporation (the "Company")

Articles of Continuance

Industry Canada

Canada Business
Corporations Act

Form 11
ARTICLES OF CONTINUANCE
(Section 187)

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1 - **Name of Corporation**

Summo Minerals Corporation

---

2 - **The place in Canada where the registered office is to be situated**

1040-999 West Hastings Street
Vancouver, B.C. V6C 2W2

---

3 - **The classes and any maximum of shares that the corporation is authorized to issue**

The annexed Exhibit 1 is incorporated in this form.

---

4 - **Restrictions, if any, on share transfers**

None

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5 - **Number (or minimum and maximum number) of directors**

A minimum of three and a maximum of 10

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6 - **Restrictions, if any, on business the corporation may carry on**

None

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7 - (1) **If change of name effected, previous name**

n/a

(2) **Details of incorporation**

Incorporated on July 23, 1987 under the name "No. 96 Sail View Ventures Ltd.".
Pursuant to a Change of Name Certificate, dated September 11, 1987, "No. 96 Sail View Ventures Ltd." changed its name to "East Coast Explorations Ltd."
Pursuant to a Change of Name Certificate, dated October 15, 1993, "East Coast Explorations Ltd." changed its name to "Summo Minerals Corporation".

---

8 - **Other provisions, if any**

The annexed Exhibit 2 is incorporated in this form.

Date	Signature	Title
FOR DEPARTMENT USE ONLY Corporation No.		Filed

EXHIBIT 1

ARTICLES OF CONTINUANCE

SUMMO MINERALS CORPORATION

The classes and any maximum number of shares that Summo Minerals Corporation (the "**Corporation**") is authorized to issue:

(a) an unlimited number of common shares without par value; and
(b) an unlimited number of Preferred shares without par value.

1. COMMON SHARES

The rights, privileges, restrictions and conditions attaching to the common shares without par value (the "**Common Shares**") are as follows:

1.1 Dividends

1.1.1 The holders of Common Shares shall be entitled to receive dividends if, as and when declared by the directors of the Corporation out of the assets of the Corporation properly applicable to the payment of dividends in such amounts and payable in such manner as the directors may from time to time determine. Subject to the rights of the holders of any other class of shares of the Corporation entitled to receive dividends in priority to or concurrently with the holders of the Common Shares, the directors may in their sole discretion declare dividends on the Common Shares to the exclusion of any other class of shares of the Corporation.

1.2 Liquidation, Dissolution or Winding Up

1.2.1 Subject to the rights, privileges, restrictions and conditions attached to the Preferred Shares (as hereafter defined), or any series thereof, in the event of the liquidation, dissolution or winding-up of the Corporation, whether voluntary or involuntary, or any other distribution of the assets of the Corporation among its shareholders for the purpose of winding up its affairs, the holders of the Common Shares will be entitled to all remaining property and assets of the Corporation.

1.3 Voting Rights

1.3.1 The holders of the Common Shares shall be entitled to receive notice of and to attend all annual and extraordinary meetings of the shareholders of the Corporation and to one vote in respect of each Common Share held at all such meetings.

2. PREFERRED SHARES

The rights, privileges, restrictions and conditions attached to the Preferred Shares without par value (the "**Preferred Shares**"), as a class, are as follows:

2.1 Issuance in Series

2.1.1 The Preferred Shares may, upon compliance with the applicable provisions of the *Canada Business Corporations Act* (the "**CBCA**"), be issued at any time and from time to time in one or more series, each series to consist of such number of shares as may, before the issue thereof, be fixed by the directors.

2.1.2 Subject to the provisions of the CBCA, the by-laws of the Corporation and the rights, privileges, restrictions and conditions attached to the Preferred Shares of any series, the directors may by resolution (a "**Series Resolution**") duly passed before the issuance of Preferred Shares of any series, alter the Articles to fix the number of Preferred Shares in, and to determine the designation of the Preferred Shares of, such series and alter the Articles to create, define and attach rights, privileges, restrictions and conditions to the Preferred Shares of such series, including (as examples only) without in any way limiting the generality of the foregoing, rights, privileges, restrictions and conditions concerning:

(i) the rate, amount or kind of dividends, whether cumulative or non-cumulative, the currency or currencies or kind of payment, the date or dates and place or places of payment and the date or dates from which such dividends are to accrue;

(ii) the right to receive notice of or to attend or to vote at any meeting of shareholders of the Corporation;

(iii) the right to convert or exchange the Preferred Shares of any series into or for Common Shares or other shares, bonds, debentures or securities of the Corporation or any other person;

(iv) the right of the Corporation to redeem or to purchase the Preferred Shares of any series and the terms and conditions of such redemption or purchase;

(v) obligations with respect to sinking funds or funds for purchase or redemption of the Preferred Shares or any series, rights of retraction or share purchase plans;

(vi) restrictions upon the payment of dividends on, or retirement of, any other shares of the Corporation or of any subsidiary of the Corporation;

(vii) restrictions upon the redemption or purchase of any other shares of the Corporation or of any subsidiary of the Corporation;

(viii) the exercise by the Corporation of any election open to it to make any payments of Corporation, income or other taxes;

(ix) the subdivision, consolidation or reclassification of any shares of the Corporation;

(x) restrictions upon incurring or becoming liable upon indebtedness by the Corporation or by any subsidiary of the Corporation or the issue by the Corporation of any preferred shares in addition to the Preferred Shares of any series at any time outstanding;

(xi) restrictions upon the reduction of capital by the Corporation or by any subsidiary of the Corporation;

(xii) restrictions upon the retirement of notes, bonds or debentures or other indebtedness of the Corporation or of any subsidiary of the Corporation;

(xiii) limitations or restrictions upon or regulations concerning the conduct of the business of the Corporation or the investment of its funds;

(xiv) the holding of meetings of the holders of the Preferred Shares of any series;

(xv) restrictions upon the creation or issuance of any other shares or securities of the Corporation;

(xvi) the right of the holders of the Preferred Shares of any series to receive copies of the annual financial statements of the Corporation and the auditor's report thereon;

(xvii) the right of holders of the Preferred Shares of any series to subscribe for or purchase or receive any part of any issue of shares, bonds, debentures or other securities of the Corporation or any other person;

(xviii) the option or privilege of holders of the Preferred Shares of any series to require the Corporation to redeem or purchase any or all of their Preferred Shares of such series and the terms and conditions of such redemption or purchase; and

(xix) the rights of holders of the Preferred Shares of any series in the event of liquidation, dissolution or winding-up of the Corporation or any other distribution of assets or property of the Corporation among its shareholders for the purpose of winding-up its affairs.

2.1.3 The Preferred Shares shall, with respect to the priority in payment of dividends and in the distribution of assets or property of the Corporation in the event of the liquidation, dissolution or winding-up of the Corporation whether voluntary or involuntary, or in any other distribution of assets or property of the Corporation among its shareholders for the purpose of winding-up its affairs, be entitled to a preference and priority over the Common Shares and any other shares ranking junior to the Preferred Shares and, subject to the provisions of the CBCA, the Preferred Shares may also be given such other preferences over the Common Shares and any other shares ranking junior to the Preferred Shares as may be provided in the Series Resolution of such Preferred Shares.

2.1.4 Subject to the provisions of the CBCA, the by-laws of the Corporation and the rights, privileges, restrictions and conditions attached to the Preferred Shares of any series, the Corporation shall have the right at any time or times to create, allot and issue any shares of any class or classes ranking in priority to or on a parity with the Preferred Shares or the Preferred Shares of any series and having such designation and rights, privileges, restrictions and conditions attached thereto, including, without in any way limiting the generality of the foregoing, rights, privileges, restrictions and conditions concerning the matters set forth in paragraph 2.1.2, as may be set forth in the resolution or resolutions creating such class and defining the special rights or restrictions to be attached thereto. The rights, privileges, restrictions and conditions attached to the Preferred Shares or the Preferred Shares of any series shall not be prejudiced or interfered with by reason only of the creation, issuance and allotment of shares of any other class or classes ranking in priority to or on a parity with the Preferred Shares or the Preferred Shares of such series.

2.1.5 Nothing contained in these share provisions shall require any consent or approval of the holders of the Preferred Shares or the Preferred Shares of any series to any alteration to the Articles which shall authorize or provide for the creation of additional preferred shares including any that rank in priority to the Preferred Shares and it is a term of the issuance of any of the Preferred Shares that the holders thereof consent to any such alteration, provided that there has been compliance with the conditions, if any, set forth in the rights, privileges, restrictions and conditions attached to the Preferred Shares or the Preferred Shares of such series.

2.1.6 Subject to the provisions of the CBCA, the provisions contained in these share provisions may be repealed, in whole or in part, abrogated, altered, varied, added to, modified, amended or amplified with the consent of the holders of Preferred Shares given as provided herein.

2.1.7 A consent under paragraph 2.1.6 shall be sufficiently given if it shall be given in writing by the holders of two-thirds of the Preferred Shares then outstanding or by resolution passed at a meeting of the holders of Preferred Shares, duly called for that purpose and held upon at least 21 days' notice, at which the holders of at least 10% of the Preferred Shares then outstanding are present or represented by proxy and carried by the affirmative votes of not less than two-thirds of the votes on such resolution cast on a poll.

2.1.8 If at any meeting of the holders of Preferred Shares, a quorum is not present or represented by proxy within one-half hour after the time appointed for such meeting, then such meeting shall be adjourned to a date not less than 15 days thereafter and to such time and place as shall be appointed by the chairman and at least 10 days' notice shall be given of such adjourned meeting, but it shall not be necessary to specify the purpose for which such meeting was originally called. At such adjourned meeting, the holders of the Preferred Shares then present or represented by proxy may, subject to the provisions of the CBCA, transact the business for which such meeting was originally called and a resolution shall be carried by the affirmative votes of not less than two-thirds of the votes on such resolution cast on a poll. Except as otherwise provided herein, the formalities to be observed in respect of the giving of notice of any meeting or adjourned meeting and the conduct thereof shall be those from time to time prescribed by the CBCA and the by-laws of the Corporation with respect to general meetings. On every poll taken at any such meeting or adjourned meeting, every holder of Preferred Shares shall be entitled to one vote in respect of each Preferred Share held by such holder.

Exhibit 2

Articles of Continuance

Summo Minerals Corporation

(1) The actual number of directors within the minimum and maximum number set out in paragraph 5 of the Articles of Continuance may be determined from time to time by resolution of the directors of the Corporation.

(2) The directors of the Corporation may appoint one or more additional directors, who shall hold office for a term expiring not later than the close of the next annual meeting of shareholders, but the total number of directors so appointed may not exceed one third of the number of directors elected at the previous annual meeting of shareholders.

(3) Meetings of shareholders of the Corporation may be held anywhere in Canada, at Denver, Colorado, London, England or Sydney, Australia.

Schedule "B" to the Information Circular of
Summo Minerals Corporation (the "Company")

<u>General By-law</u>

SUMMO MINERALS CORPORATION

GENERAL BY-LAW

A by-law relating generally to the conduct of the business and affairs of the Corporation

1.1 Definitions

In this by-law, which may be cited at the "General By-law", and all other by-laws of the Corporation, and from time to time, unless the context otherwise specifies or requires;

"**Act**" means the Canada Business Corporations Act, and any statute that may be substituted therefor, as from time to time amended;

"**Articles**" mean the original or restated articles of continuance of the Corporation as from time to time restated.

"**Board**" means the board of directors of the Corporation;

"**by-laws**" means this by-law and any other by-law of the Corporation from time to time in force and effect;

"**contracts, documents or instruments in writing**" includes deeds, mortgages, charges, conveyances, powers of attorney, transfers and assignment of property, real or personal, immovable or movable, of all kinds (including specifically but without limitation conveyances, transfers and assignments of shares, warrants, stocks, bonds, debentures or other securities), agreements, releases, receipts and discharges for the payment of money or other obligations, proxies for shares or other securities and all paper writings;

"**Corporation**" means Summo Minerals Corporation;

"**meeting of shareholders**" mean any meeting of shareholders including an annual meeting and a special meeting of shareholders and includes a meeting of any class or classes or series of shareholders;

"**non-business day**" means Saturday, Sunday and any other day that is a holiday as defined in the Interpretation Act (Canada);

"**recorded address**" means in the case of a shareholder the address as recorded in the securities register; and in the case of joint shareholders the address appearing in the securities register in respect of such joint holding or the first address so appearing if there are two or more; and in the case of a director, officer or auditor, the latest address as recorded in the records of the Corporation;

1.2 Interpretation

Unless expressly provided otherwise, or the context otherwise requires, in this General By-law, and all other by-laws of the Corporation:

(i) words and expressions defined in the Act have the same meanings when used herein;
(ii) words importing a singular number include the plural and vice versa;
(iii) words importing any gender include all genders; and
(iv) words importing persons include individuals, corporations and other bodies corporate, limited and unlimited liability companies, general and limited partnerships, associations, trusts, unincorporated organizations, joint ventures and governmental authorities.

1.3 Headings

The headings used are inserted for reference purposes only and are not to be considered or taken into account in construing the terms or provisions of this or any other by-law or to be considered in any way to clarify, modify or explain the effect of any such provisions.

ARTICLE TWO
MEETINGS OF SHAREHOLDERS

2.1 Meetings of Shareholders

Meetings of shareholders of the Corporation shall be held at such time or times and place or places as the Board determines.

2.2 Documents

Where any special business at any meeting of shareholders includes the presenting, consideration, approving, ratifying or authorizing any document, the portion of any notice relating to such document shall be sufficient if it states that a copy of the document or proposed document is or will be available for inspection by shareholders at a place specified in such notice during business hours on any specified working day or days prior to the date of the meeting.

2.3 Meetings by Telephonic or Electronic Means

If the directors or the shareholders of the Corporation call a meeting of shareholders pursuant to the Act, those directors and shareholders, as the case may be, may determine that the meeting shall be held, in accordance with the regulations of the Act, if any, entirely by means of telephonic, electronic or other communication facility that permits all participants to communicate adequately with each other during the meeting.

2.4 *Chairman, Secretary and Scrutineers*

The chairman of any meeting of shareholders shall be the President of the Corporation or, in the absence of such officer, any director who is present and willing to act as chairman of the meeting. If no such person is present within fifteen minutes from the time fixed for holding the meeting, the persons present and entitled to vote shall choose one of their number to act as chairman. The secretary of any meeting of shareholders shall be the Secretary of the Corporation. If the Secretary is absent, the chairman of the meeting shall appoint some person, who need not be a shareholder, to act as secretary of the meeting. The chairman of the meeting may appoint one or more persons who need not be shareholders to act as scrutineers at the meeting.

2.5 *Persons Entitled to be Present*

The only persons entitled to be present at a meeting of shareholders shall be those entitled to vote thereat, the directors, the President, the auditor of the Corporation and others who, although not entitled to vote, are entitled or required under any provision of the Act or the Articles or by-laws to be present. Any other person may be admitted with the consent of the meeting or of the chairman of the meeting.

2.6 *Proxies*

The Board may from time to time make or establish regulations regarding the lodging of proxies at some place or places other than the place at which a meeting or adjourned meeting of shareholders is to be held and for particulars of proxies to be sent by telegraph, telex, telecopy, facsimile, e-mail or other method of transmitting writing, or other means of communication in common usage before the meeting or adjourned meeting to the Corporation or any agent of the Corporation for the purpose of receiving such particulars and providing that proxies so lodged may be voted as though the proxies themselves were produced at the meeting or adjourned meeting, and votes given in accordance with such regulations shall be valid and shall be counted. The chairman of any meeting of shareholders may, subject to any regulations made or established as aforesaid, in his discretion accept communication by telegraph, telex, telecopy, facsimile, e-mail or other method of transmitting writing, or other means of communication in common usage as to the authority of anyone claiming to vote on behalf of and to represent a shareholder notwithstanding that no proxy conferring such authority has been lodged with the Corporation, and any votes given in accordance with such communication accepted by the chairman of the meeting shall be valid and shall be counted.

2.7 *Joint Shareholders*

If two or more persons hold shares jointly, any one of them present in person or represented by proxy at a meeting of shareholders may, in the absence of the other or others, vote the shares; but if two or more of those persons are present in person or represented by proxy and vote, the vote of the joint holder whose name appears first on the shareholders list of the Corporation shall be accepted to the exclusion of the votes of the other joint shareholder or shareholders.

2.8 Quorum

Except as otherwise provided in the Articles or by-laws, a quorum for the transaction of business at any meeting of shareholders shall be two persons present in person, each being a shareholder entitled to vote thereat or a duly appointed proxy holder for or representative of such a shareholder and together holding or representing in the aggregate not less than 5% of the outstanding shares of the Corporation entitled to be voted at the meeting. If a quorum is not present at the opening of the meeting of shareholders, the shareholders present may adjourn the meeting to a fixed time and place, and at the adjourned meeting a quorum will be those individuals present.

2.9 Declaration by Chairman

The chairman of a meeting of shareholders may declare to the meeting the decision on any question in accordance with the result of a show of hands or ballot. A declaration by the chairman that a resolution has been carried or carried unanimously or by a particular majority, or lost or not carried by a particular majority, will, in the absence of evidence to the contrary, be proof of the fact without proof of the number or proportion of the votes recorded in favour of or against the resolution.

2.10 Casting Vote

In the case of an equality of votes on a ballot, the chairman of a meeting of shareholders shall be entitled to a second or casting vote in addition to any vote to which he or she may otherwise be entitled.

2.11 Ballots

Any ballot to be taken at any meeting of shareholders will be taken in such manner and at such time and place and either at once, later in the meeting or after an interval or adjournment, or otherwise as the chairman of the meeting directs. The result of the ballot will be deemed to be the resolution of the meeting at which the ballot was demanded or directed. A demand for a ballot may be withdrawn at any time prior to the taking of the ballot. In case of any dispute as to the admission or rejection of a vote, the chairman of the meeting may determine the same, and such determination shall be final and conclusive.

2.12 Procedures

The chairman of a meeting of shareholders will have regard to accepted rules of parliamentary procedure, but:

(i) the chairman shall have the absolute authority over the matters of procedure and there will be no appeal from the ruling of the chairman, but if the chairman, in his or her absolute discretion, deems it advisable to dispense with the rules of parliamentary procedures as to any meeting of shareholders or part thereof, the chairman shall so state;

(ii) if disorder should arise which prevents continuation of the business of a meeting of shareholders, the chairman may quit the chair and announce the adjournment of the meeting, and upon his or her doing so, the meeting will be immediately adjourned; and

(iii) the chairman may ask or require that anyone other than a director, the auditor of the Company or anyone not a registered owner or proxy holder leave a meeting of shareholders.

ARTICLE THREE
DIRECTORS

3.1 Meetings and Proceedings

The directors may meet together at such place as they think fit, adjourn and otherwise regulate their meetings and proceedings as they see fit.

3.2 Calling of and Notice of Meetings

Meetings of the Board will be held at such place and time and on such day as any director, or the Secretary upon the request of a director, may determine. Notice of meetings of the Board shall be given to each director not less than 24 hours before the time when the meeting is to be held. Notice may be given, orally, personally or by telephone, or in writing, delivered personally or by prepaid first-class post, telegraph, telex, telecopy, facsimile, email or any other method of transmitting writing, or any other means of communication in common usage. When written notice of a meeting is given to a director, it shall be addressed to him or her at his or her registered address or at his or her usual business or residential address, including any telex, telecopy, facsimile number or e-mail address provided by him or her to the Corporation. Where the Board has established a fixed time and place for the holding of its meetings, no notice of meetings to be held at such fixed time and place need be given to any director. For the first meeting of the Board to be held immediately following the election of a director at an annual general meeting of the Corporation or for a meeting of the Board at which a director is appointed to fill a vacancy in the Board, no notice of such meeting will be necessary to such newly appointed or elected director in order for the meeting to be duly constituted.

3.3 Votes to Govern

At all meetings of the Board every question shall be decided by a majority of the votes cast on the question; and in case of an equality of votes the chairman of the meeting will not be entitled to a second or casting vote.

3.4 Interest of Directors and Officers Generally in Contracts

No director or officer will be disqualified by his or her office from contracting with the Corporation nor will any contract or arrangement entered into by or on behalf of the Corporation with any director or officer so contracting or being so interested be liable to account to the Corporation for any profit realized by any such contract or arrangement by reason of such director or officer holding that office or of the fiduciary relationship thereby established; provided that the director or officer has complied with the provisions of the Act.

3.5 Chairman

The directors present at any meeting of the Board may choose one of their number to be the chairman of the meeting.

ARTICLE FOUR
THE TRANSACTION OF BUSINESS

4.1 Banking Arrangements

The banking business of the Corporation, or any part thereof, including, without limitation, borrowing of money and the giving of security thereof, will be transacted with such banks, trust companies or other financial institutions or bodies corporate or organizations as the Board may designate, appoint or authorize from time to time. Such banking business, or any part thereof, will be transacted on the Corporation's behalf by such one or more officers or other persons as the Board may designate from time to time and shall be transacted under such agreements, instructions and delegations of power as the Board may from time to time prescribe.

4.2 Execution of Instruments

Contracts, documents or instruments in writing requiring execution by the Corporation may be signed on behalf of the Corporation by (i) any two directors or (ii) any one of the Chairman of the Board, the President or a director, together with one of a vice-president, the Secretary or the treasurer, and all contracts, documents or instruments in writing so signed will be binding upon the Corporation without any further authorization or formality. The Board may from time to time by resolution appoint any officer or officers or any other person or persons, on behalf of the Corporation, to sign and deliver contracts, documents or instruments in writing generally (including a class of contracts, documents or instruments in writing) or specific contracts, documents or instruments in writing and determine the manner in which any contracts, documents or instruments in writing may be signed, including the use of facsimile reproduction of any or all signatures and the use of the corporate seal or a facsimile reproduction thereof. Any contract, document or instrument in writing may be signed by any one director or officer of the Corporation for the purpose of certifying copies of or extracts from the Articles or by-laws, minutes of meetings or resolutions of the shareholders or the Board or any committee of the Board, or any instrument executed or issued by the Corporation. The corporate seal of the Corporation, if any, may be affixed to contracts, document and instruments in writing signed as aforesaid.

4.3 Corporate Seal

The Corporation may, but need not, adopt a corporate seal, and may change a corporate seal that is adopted. Any corporate seal that is adopted or changed for the Corporation shall be such as the Board may by resolution from time to time approve.

ARTICLE FIVE
DIVIDENDS

5.1 Dividends

Subject to the provisions of the Act and the Articles, the directors may from time to time declare and authorize payment of such dividends, if any, as they may deem advisable and need not give notice of such declaration to any shareholder. Any dividend may be declared and paid out of retained earnings, profits or other income of the Corporation or out of capital surplus, share premium account on appraisal surplus, if any, or as otherwise permitted by law. A declaration by the directors as to the amount of such amounts or funds or assets available for dividends shall be conclusive. Any dividend may be paid wholly or in part by the distribution of specified assets, and in particular by shares, bonds, debentures or other securities of the Corporation or any other corporation or in one or more ways as may be authorized by the Corporation or the directors. Where any difficulty arises with respect to such a distribution the directors may settle the same as they think expedient, and in particular may fix the value for distribution of such specified assets or any part thereof, and may determine the cash payment in substitution for all or any part of the specified assets to which any shareholder is entitled will be made to any shareholder on the basis of the value so fixed in order to adjust the rights of all parties and may vest any specified assets in trustees for persons entitled to the dividend as may seem expedient to the directors.

5.2 Dividend Payment

Subject to the provisions of the Articles, a dividend payable in money may be paid by cheque drawn on the Corporation's banks, or one of them, to the order of each registered holder of shares of a class or series in respect of which the dividend has been declared, and mailed by prepaid ordinary mail to such registered holder at the holder's recorded address. In the case of joint holders the cheque will, unless such joint holders otherwise direct, be made payable to the order of all such joint holders and mailed to them at their recorded address. The Corporation may pay a dividend by cheque to a registered holder or to joint holders other than in the manner herein set out, if the registered holder or joint holders so request. The mailing of such cheque as aforesaid, unless the same is not paid on due presentation, shall satisfy and discharge the liability for the dividend to the extent of the sum represented thereby plus the amount of any tax which the Corporation is required to and does withhold.

5.3 Idem

The Corporation may, when directed by a registered holder of a share in respect of which a dividend in money has been declared, pay the dividend in the manner so directed.

5.4 Non-receipt or Loss of Dividend Cheques

Subject to the provisions of the Articles, in the event of non-receipt or loss of any dividend cheque by the person to whom it is sent, the Corporation shall issue to such person a replacement cheque for a like amount on such terms as to indemnity, reimbursement of expenses and evidence of non-receipt or loss and of entitlement as the Board, the Vice-President in charge of finance or the Secretary may from time to time prescribe, whether generally or in a particular case.

ARTICLE SIX
PROTECTION OF DIRECTORS AND OFFICERS

6.1 Limitation of Liability

To the extent permitted by law, no director or officer for the time being of the Corporation will be liable for the acts, receipts, neglects or defaults of any other director, officer, employee or agent, or for joining in any receipt or act for conformity, or for any loss, damage or expense happening to the Corporation through the insufficiency or deficiency of title to any property acquired by, for or on behalf of the Corporation or for the insufficiency or deficiency of any security in or upon which any of the money of the Corporation shall be placed out or invested, or for any loss or damages arising from the bankruptcy, insolvency or tortious act of any person, firm or body corporate with whom or which any moneys, securities or assets belonging to the Corporation may be lodged or deposited, or for any loss, conversion, misapplication or misappropriation of or any damage resulting from any dealings with any moneys, securities or other assets belonging to the Corporation, or for any other loss, damage or misfortune whatever which may happen in the execution of the duties of the director's or officer's respective office or trust or in relation thereto unless the same will happen by or through the director's failure to act honestly and in good faith with a view to the best interests of the Corporation and in connection therewith to exercise the care, diligence and skills that a reasonably prudent person would exercise in comparable circumstances. If any director or officer of the Corporation is employed by or performs services for the Corporation otherwise than as a director or officer or is a member of a firm or a shareholder, director or officer of a body corporate with is employed by or performs services for the Corporation, the fact of his or her being a director of the Corporation will not disentitle such director or officer or such firm or body corporate, as the case maybe, from receiving proper remuneration for such services.

6.2 Indemnification of Directors and Officers

The Corporation shall indemnify a director or officer of the Corporation, a former director or officer of the Corporation or another individual who acts or acted at the Corporation's request as a director or officer or an individual acting in a similar capacity, of another entity, and his or her heirs and legal representatives thereof, to the extent permitted by the Act or otherwise by law.

6.3 Indemnity of Others

Except as otherwise required by the Act and subject to Section 6.2, the Corporation may from time to time indemnify and save harmless any person who was or is a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the Corporation) by reason of the fact that he or she is or was an employee or agent of the Corporation, or is or was serving at the request of the Corporation as an employee, agent of or participant in another entity, against expenses (including legal fees), judgments, fines and any amount actually and reasonably incurred by him or her in connection with such action, suit or proceeding if he acted honestly and in good faith with a view to the best interests of the Corporation or, as the case may be, to the best interest of the other entity for which he or she acted as a director or officer or in a similar capacity at the Corporation's request, and, with respect to any criminal or administrative action or proceeding that is enforced by a monetary penalty, had reasonable grounds for believing that his or her conduct was lawful. The termination of any action, suit or proceeding by judgment, order, settlement or conviction will not, of itself, create a presumption that the person did not act honestly and in good faith with a view to the best interests of the Corporation or other entity and, with respect to any criminal or administrative action or proceeding that is enforced by a monetary penalty, had no reasonable grounds for believing that his or her conduct was lawful.

6.4 Right of Indemnity not Exclusive

The provisions for indemnification contained in the by-laws are not deemed to be exclusive of any other rights to which any person seeking indemnification may be entitled under any agreement, vote of shareholders or directors or otherwise, both as to action in his or her official capacity and as to action in another capacity, and will continue as to a person who has ceased to be a director, officer, employee or agent and will inure to the benefit of the heirs and legal representatives of such a person.

ARTICLE SEVEN
NOTICES

7.1 Method of Giving Notices

Any notice, communication or document to be given, sent, delivered or served pursuant to the Act, the regulations thereunder, the Articles, the by-laws or otherwise, to a shareholder, director, officer or auditor shall be sufficiently given if delivered personally to the person whom it is to be given or if delivered to the person's recorded address or if mailed to the person at the person's recorded address by prepaid ordinary or air mail or if sent to the person at the person's recorded address. A notice so delivered shall be deemed to have been given when it is delivered personally or to the recorded address as aforesaid; a notice so mailed shall be deemed to have been given on the fifth business day after its deposit in a post office or public letter box. In the event of any disruption, strike or interruption in the Canadian or United States postal services after mailing and before receipt or deemed receipt of a document, it will be deemed to have been received on the sixth business day following full resumption of the applicable postal service. If the party giving any notice or other written communication knows or ought reasonably to know of any difficulties with the postal system that might affect the delivery of mail, any such demand, notice or other communication may not be mailed but must be given by personal delivery or by facsimile or other electronic means of communication. Notices may be validly given by way of facsimile or other electronic means of communication and if sent on a business day during normal business hours of the recipient they shall be deemed to have been received on the date of their transmittal and, if not, on the next business day.

7.2 Omissions and Errors

The accidental omission to give any notice to any shareholder, director, officer or auditor or the non-receipt of any notice by any such person or any error in any notice not affecting the substance thereof shall not invalidate any action taken at any meeting to which the notice related or was otherwise founded thereon.

7.3 Persons Entitled by Death or Operation of Law

Every person who, by operation of law, transfer, death of a shareholder or any other means whatsoever, becomes entitled to any share, shall be bound by every notice in respect of such share which shall have been duly given to the shareholder from whom such person derives such person's title to such share prior to such person's name and address being entered on the securities register (whether the notice was given before or after the happening of the event upon which he or she became so entitled) and prior to his or her furnishing to the Corporation the proof of authority or evidence of entitlement prescribed by the Act.

7.4 Waiver and Notice

A shareholder, proxyholder, director, officer or auditor may at any time waive any notice, or waive or abridge the time for any notice, required to be given to him under any provision of the Act, the regulations thereunder, the Articles, the by-laws or otherwise and such waiver or abridgment, whether given before or after the meeting or other event of which notice is required to be given, shall cure any default or defect in the giving or in the time of such notice, as the case may be. Any such waiver or abridgment shall be in writing except a waiver of notice of a meeting of shareholders of the Board or of a committee of the Board which may be given in any manner.

ARTICLE EIGHT
GENERAL

8.1 Effective Date

The General By-law shall come into force on the date of issue of a certificate of continuance continuing the Corporation under the Act.

8.2 Invalidity

The invalidity or unenforceability of any provision of this by-law will not affect the validity or enforceability of the remaining provisions of this by-law.

____________________	____________________
President Chief Executive Officer	Secretary

Schedule "C" to the Information Circular of Summmo Minerals Corporation (the "Company")

Articles of Amendment

FORM 4
ARTICLES OF AMENDMENT
(SECTION 27 OR 177)

1 - Name of Corporation	2 - Corporation No.
CONSTELLATION COPPER CORPORATION	

3 - The articles of the above-named corporation are amended as follows:

By amending paragraph 1 of the Articles of the Continuation to change the name of the Corporation to CONSTELLATION COPPER CORPORATION

Date	Signature	4. - Capacity of
/200 _		
For Departmental Use Only Filed:	Printed Name	Canada

Schedule "D" to the Information Circular of Summo Minerals Corporation (the "Company")

STATEMENT OF EXECUTIVE COMPENSATION

For the purposes of this Information Circular:

(a) "CEO" of a company means an individual who served as chief executive officer of the Company or acted in a similar capacity during the most recently completed financial year;

(b) "executive officer" of a company for a financial year means an individual who at any time during the year was:

(i) the Chair of the company, if that individual performed the functions of the office on a full-time basis;
(ii) a Vice-Chair of the company, if that individual performed the functions of the office on a full-time basis;
(iii) President of the company;
(iv) a Vice-President of the company in charge of a principal business unit, division or function such as sales, finance or production; or
(v) an officer of the company or any of its subsidiaries or any other person who performed a policy-making function in respect of the company

whether or not the individual was also a director of the company or any of its subsidiaries.

(c) "Named Executive Officers" means:

(i) each CEO, despite the amount of compensation of that individual;
(ii) each of the company's four most highly compensated executive officers, other than the CEO, who were serving as executive officers at the end of the most recently completed financial year, provided that disclosure is not required ... for an executive officer whose total salary and bonus ... does not exceed $100,000; and
(iii) any additional individuals for whom disclosure would have been provided under (ii) but for the fact that the individual was not serving as an executive officer of the issuer at the end of the most recently completed financial year end.

Executive Compensation

The following table sets forth, for each of the Company's three most recently completed financial years, the compensation of the President (also herein referred to as the "CEO") and the four most highly compensated executive officers of the Company, other than the CEO. The CEO and such four executive officers are referred to collectively as the "Named Executive Officers".

During the fiscal year ended December 31, 2001, the Issuer had four named executive officers (for the purposes of applicable securities legislation), namely:

1. Gregory A. Hahn, the President and Chief Executive Officer (January 1-December 31, 2001);
2. James D. Frank, Vice-President, Business Development, Summo USA Corporation, the Company's wholly-owned U.S. subsidiary (January 1-December 31, 2001),
3. Robert A. Prescott, Vice-President, Operations, Summo USA Corporation, the Company's wholly-owned U.S. subsidiary (January 1-December 31, 2001); and
4. J. Christopher Mitchell, Executive Vice-President, Secretary and Chief Financial Officer (January 1-December 31, 2001).

(collectively the "Named Executive Officers"). The following table sets forth, for the periods indicated, the compensation of the Named Executive Officers.

		Annual Compensation			Long Term Compensation			
					Awards		Payouts	
Name and Principal Position	Year (1)	Salary (U.S. $)	Bonus (U.S.$)(2)	Other Annual Compen-sation (U.S.$)(3)	Securities Under Options/ SARs(4) granted (#)	Restricted Shares or Restricted Share Units (U.S.$)	LTIP(5) payouts (U.S.$)	All Other Compen-sation (U.S.$)
Gregory A. Hahn, President and Chief Executive Officer	2001 2000 1999	$165,000(8) $132,000(8) $132,000(8)	Nil Nil Nil	$4,950 $3,300 $2,640	650,000 300,000 300,000	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
James D. Frank, Vice-President, Business Development, Summo USA(6)	2001 2000 1999	$120,000(8) $120,000(8) $120,000(8)	Nil Nil Nil	$3,600 $3,000 $2,400	350,000 250,000 150,000	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
Robert A. Prescott, Vice-President, Operations, Summo USA	2001 2000 1999	$120,000(8) $120,000(8) $120,000(8)	Nil Nil Nil	$3,600 $3,000 $2,400	350,000 250,000 150,000	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
J. Christopher Mitchell(7) Executive Vice-President, Secretary and Chief Financial Officer	2001 2000 1999	$130,000 $32,500(8) n/a	Nil Nil n/a	$2,925 Nil n/a	500,000 500,000 n/a	Nil Nil n/a	Nil Nil n/a	Nil Nil n/a

Notes:
(1) January 1 to December 31.
(2) Bonus amounts are paid in cash in the year following the fiscal year in which they were earned.
(3) Employer's share of contributions to 401(k) plan.
(4) Stock appreciation rights.
(5) Long-term incentive plan.
(6) Vice-President, Finance, and Chief Financial Officer and Corporate Secretary (January 1 to October 1, 2000); Vice-President, Business Development, Summo USA Corporation, the Company's wholly-owned U.S. subsidiary (October 1, 2000 to December 31, 2001)

(7) October 1, 2000 to December 31, 2001
(8) Reference is made to the section captioned "Management Contracts" of the Company's Information Circular.

Options and Stock Appreciation Rights ("SARs")

The following table sets forth details of incentive stock options granted to each of the Named Executive Officers during the most recently completed financial year (January 1, 2001 to December 31, 2001) (the "Financial Period"):

Name	Securities under Options/SARs granted (#)	Percentage of Total Options/SARs granted to Employees in Financial Period	Exercise or Base Price ($/Security)	Market Value of Securities underlying Options/SARs on the Date of Grant ($/Security)	Expiration Date
Gregory A. Hahn	650,000	26.53%(1)	$0.20	(2)	Apr/18/2006
J. Christopher Mitchell	500,000	20.40%(1)	$0.20	(2)	Apr/18/2006
James D. Frank	350,000	14.28%(1)	$0.20	(2)	Apr/18/2006
Robert A. Prescott	350,000	14.28%(1)	$0.20	(2)	Apr/18/2006

(1) Reflected as a percentage of the total number of options to purchase common shares granted (2,450,000) during the Financial Period.
(2) The common shares of the Company did not trade on The Toronto Stock Exchange (the "Exchange") on April 18, 2001; however, the common shares closed at $0.06 per share on the Exchange on April 12, 2001, the last day on which the Company's shares prior to the grant of the options.

No incentive stock options were exercised by the Named Executive Officers during the Financial Period.

Pension Plan

The Company does not have a pension plan.

Termination of Employment, Change in Responsibilities and Employment Contracts

There are four employment contracts between the Company and a Named Executive Officer. There is no compensatory plan or arrangement, including payments to be received from the Company or any of its subsidiaries, with respect to the Named Executive Officers except as set forth below:

(a) The Hahn Agreement

Gregory A. Hahn's ("Hahn") employment as President is the subject of an Employment Agreement, dated December 31, 1995 (the "Hahn Agreement"). Pursuant to the Hahn Agreement, Hahn receives an annual salary of $140,000 U.S. per year and a standard benefit package. Hahn is also entitled to additional bonus or incentive compensation as determined by the Board of Directors. Hahn also has been granted options to purchase up to 1,100,000 Common Shares of the Company with a five-year term (300,000 at $0.10 Cdn. per share expiring August 6, 2004, 300,000 at $0.20 Cdn. per share expiring March 27, 2005 and 500,000 at $0.20 Cdn. per share expiring April 18, 2006).

If Hahn's employment by the Company is terminated for any reason other than Hahn's gross negligence or wilful misconduct, a criminal or securities related conviction, material breach of the Hahn Agreement or incapacitation of Hahn, Hahn will be entitled to continue to receive his annual compensation and insurance benefits for one year after such termination.

(b) The Prescott Agreement

Robert A. Prescott's ("Prescott") employment as Vice-President, Operations of Summo USA Corporation was the subject of a letter agreement, dated April 5, 1995 (the "Prescott Agreement"). Pursuant to the Prescott Agreement, Prescott received a salary of $120,000 U.S. per year and a standard benefits package. Prescott also has been granted options to purchase up to 750,000 Common Shares of the Company with a five-year term (150,000 at $0.10 Cdn. per share expiring August 6, 2004, 250,000 at $0.20 Cdn. per share expiring March 27, 2005 and 350,000 at $0.20 Cdn. expiring April 18, 2006).

Mr. Prescott's employment was terminated effective December 31, 2001, and Mr. Prescott now acts as a consultant to the Company. On termination, Mr. Prescott received a severance payment of $127,004 U.S., to be paid in 12 equal monthly instalments.

(c) The Frank Agreement

James D. Frank's ("Frank") employment as Vice-President, Business Development, Summo USA Corporation, the Company's U.S. subsidiary, was the subject of a letter agreement dated January 29, 1996, as amended by agreement, dated September 14, 2000 (the "Frank Agreement"). Pursuant to the Frank Agreement, Frank received a salary of $120,000 U.S. per year and a standard benefits package. Frank also has been granted options to purchase 750,000 Common Shares of the Company with a five-year term (150,000 at $0.10 Cdn. per share expiring August 6, 2004, 250,000 at $0.20 Cdn. per share expiring March 27, 2005 and 350,000 at $0.20 Cdn. per share expiring April 18, 2006).

Mr. Frank's employment was terminated effective December 31, 2001, and Mr. Frank now acts as a consultant to the Company. On termination, Mr. Frank received a severance payment of $140,056 U.S., to be paid in 12 equal monthly instalments.

(d) The Mitchell Agreement

J. Christopher Mitchell's ("Mitchell") employment as Executive Vice-President, Secretary and Chief Financial Officer of the Company is the subject of a letter agreement, dated September 14, 2000 (the "Mitchell Agreement"). Pursuant to the Mitchell Agreement, Mitchell receives a salary of $130,000 U.S. per year and a standard benefits package. Mitchell also has been granted an option to purchase up to 1,000,000 Common Shares of the Company at $0.20 Cdn. per share with a five-year term (500,000 expiring October 2, 2005 and 500,000 expiring April 18, 2006). In the event that the Company has a change of control and Mitchell is as a result asked to perform in a reduced capacity, or if the financing of the Lisbon Valley Project does not proceed and Mitchell's services are no longer required as a consequence, Mitchell will receive one year's salary as a severance payment.

Compensation of Directors

During the Financial Period, no compensation was paid to the directors of the Company or any of its subsidiaries for their services:

(a) in their capacity as directors, including any amounts payable for committee participation or special assignments pursuant to any standard or other arrangements; or
(b) as consultants or experts

except that the Company paid:

(a) $56,059 Cdn. with respect to legal services rendered to the Company by Scott, Bissett, former legal counsel to the Company, and a law firm in which Graham H. Scott, a director of the Company, is a partner. The partnership was dissolved effective June 30, 2001; and
(b) $21,582 Cdn. with respect to legal services rendered to the Company by **VEC**TOR Corporate Finance Lawyers, legal counsel to the Company, and a law firm of which Graham H. Scott is the sole proprietor.

Reference is also made to the heading "Incentive Stock Options ".

QUEBECOR MERRILL
CANADA INC
Printed in Canada
on recycled paper